UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

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NIKE, INC.
(Name of registrant as specified in its charter)

(Name of person(s) filing proxy statement, if other than the registrant)

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2020 NOTICE OF ANNUAL MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

Human potential, and the power of the human spirit to come back against almost insurmountable odds drives all that we do here at NIKE. We've seen it from our athletes. From LeBron James and Tiger Woods to Michael Jordan and Serena Williams. This grounding philosophy has been, and will be necessary, in the days, months, and years ahead. Constant evolution and improvement is core to our beliefs and impacts everything from the products we create, and our impact on the communities in which we live, work and play, to our commitment to sound corporate governance. At no time is this more important than now, a time when challenges are arising at an unprecedented pace, frequency, and scale.

In fiscal 2020 we demonstrated that we remain committed to fielding the best team to guide the Company in its pursuit of long-term value for our stakeholders. We continued our evolution and refreshment of the Company's Board of Directors, evaluating the Board's leadership structure, aligning committee membership, welcoming new and saying fond farewell to members of our Board, while always maintaining a focus on the optimal stewardship of our Company. This has resulted in increased gender diversity, lowered average age and moderated tenure, ushering in new, fresh perspectives, experiences, and expertise to our boardroom.

During fiscal 2020, the Board executed against one of its most important duties, a CEO transition. In John Donahoe, NIKE has a leader with deep knowledge of, and affinity for, all that makes us special, and extensive understanding of the capabilities essential to our future growth. John's appointment was accompanied by thoughtful transitions in certain of our senior management ranks, ensuring continuity of leadership and a skilled executive team to guide us towards NIKE's next phase of long-term sustainable growth under the Consumer Direct Acceleration.

As we look to our Annual Meeting of Shareholders, we are pleased to share our proxy statement with you. We have maintained the changes first presented last year, including the director skills matrix and expanded director biographies, and have completely revamped the Compensation Discussion and Analysis section of this document to better ground our shareholders and constituents in our compensation philosophy, clarify disclosure, and present a more readable document generally.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually, on Thursday, September 17, 2020, at 10:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will both assure that your shares are represented at the meeting and minimize the cost of proxy solicitation. Thank you for your continued support.

Sincerely,



MARK G. PARKER, EXECUTIVE CHAIRMAN

"Constant evolution and improvement is core to our beliefs and impacts everything from the products we create, and our impact on the communities in which we live, work and play, to our commitment to sound corporate governance."

July 24, 2020

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 17, 2020

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the Annual Meeting of Shareholders of NIKE, Inc., an Oregon corporation:

DATE AND TIME:	LOCATION:
Thursday, September 17, 2020, at 10:00 A.M. Pacific Time	This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2020

ITEMS OF BUSINESS:

PROPOSAL	PAGE REFERENCE
1 To elect the 12 directors named in the accompanying proxy statement for the ensuing year.	Page 6

Class A	**Class B**
Will elect nine directors.	Will elect three directors.

Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.

2 To approve executive compensation by an advisory vote.	Page 28
3 To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 54
4 To approve the NIKE, Inc. Stock Incentive Plan, as amended and restated.	Page 56
5 To consider a shareholder proposal regarding political contributions disclosure as described in the accompanying proxy statement, if properly presented at the meeting.	Page 62
6 To transact such other business as may properly come before the meeting.	

Due to the public health impact of the COVID-19 pandemic and to support the well-being of our employees and shareholders, we have decided to hold this year's Annual Meeting in a virtual format only. Shareholders of record at the close of business on July 17, 2020, the record date fixed by the Board of Directors, may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during, the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2020 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,

Ann M. Miller

Ann M. Miller
Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer

---

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 17, 2020. The proxy statement and NIKE, Inc.'s 2020 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

TABLE OF CONTENTS

PROXY STATEMENT

We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

The enclosed proxy is solicited by the Board of Directors (the "Board") of NIKE, Inc. ("NIKE" or the "Company") for use at the annual meeting of shareholders to be held on September 17, 2020, and at any adjournment thereof (the "Annual Meeting"). Our principal executive offices are located at One Bowerman Drive, Beaverton, Oregon 97005-6453. This proxy statement is first being made available to shareholders on or about August 6, 2020. Shareholders may submit a proxy to vote at the Annual Meeting by following the instructions on the Notice, online or by telephone, or (if they have received paper copies of the proxy materials) by returning a proxy card.

The Company will bear the cost of soliciting proxies. In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. We may retain Georgeson, Inc. to solicit proxies at a cost we anticipate will not exceed $17,500.

Shares that are properly voted online or by telephone or for which proxy cards are properly executed and received by the Company prior to the Annual Meeting will be voted in accordance with the instructions specified in such proxies. Where no instructions are given, shares will be voted "FOR" the election of each of the named nominees for director (Proposal 1), "FOR" the proposal regarding an advisory vote to approve executive compensation (Proposal 2), "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm (Proposal 3), "FOR" the approval of the NIKE, Inc. Stock Incentive Plan, as amended and restated (Proposal 4), and "AGAINST" the shareholder proposal regarding political contributions disclosure (Proposal 5).

A shareholder giving the enclosed proxy has the power to revoke it at any time before it is exercised by affirmatively electing to vote at the meeting or by delivering to Ms. Ann M. Miller, Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer of NIKE, Inc., either an instrument of revocation or an executed proxy bearing a later date.

VIRTUAL MEETING

Due to the public health impact of the COVID-19 pandemic and to support the well-being of our employees and shareholders, we have decided to hold this year's Annual Meeting in a virtual meeting format only. Shareholders of record at the close of business on July 17, 2020 may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2020 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system. To submit questions in advance of the Annual Meeting, visit www.proxyvote.com before 11:59 P.M. Eastern Time on September 16, 2020 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

VOTING SECURITIES AND VOTE REQUIRED

Holders of record of NIKE's Class A Common Stock ("Class A Stock") and holders of record of NIKE's Class B Common Stock ("Class B Stock" and together with the Class A Stock, the "Common Stock") at the close of business on July 17, 2020 will be entitled to vote at the Annual Meeting. On that date, 315,017,252 shares of Class A Stock and 1,244,871,297 shares of Class B Stock were issued and outstanding. Neither class of Common Stock has cumulative voting rights.

Each share of Class A Stock and each share of Class B Stock is entitled to one vote on every matter submitted to the applicable shareholders at the Annual Meeting.

A majority of the votes entitled to be cast on Proposal 1, the election of directors, by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively, for action on Proposal 1. The holders of Class A Stock and the holders of Class B Stock will vote separately on Proposal 1. Holders of Class B Stock are currently entitled to elect 25 percent of the Board, rounded up to the next whole number. Holders of Class A Stock are currently entitled to elect the remaining directors. Under this formula, holders of Class B Stock, voting separately, will elect three directors, and holders of Class A Stock, voting separately, will elect nine directors. Under Oregon Law and our Bylaws, if a quorum of each class of Common Stock is present at the meeting, the three director nominees who receive the greatest number of votes cast by holders of Class B Stock and the nine director nominees who receive the greatest number of votes cast by holders of Class A Stock will be elected directors.

A majority of the votes entitled to be cast on Proposals 2, 3, 4, and 5 by both Class A Stock and Class B Stock together constitutes a quorum for action on those proposals. Holders of Class A Stock and holders of Class B Stock will vote together as one class on Proposals 2, 3, 4, and 5. If a quorum is present at the meeting, Proposals 2, 3, 4, and 5 will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Abstentions and broker non-votes are not included as votes cast and will not affect the outcome of any of the proposals. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

CORPORATE GOVERNANCE

PROPOSAL 1
ELECTION OF DIRECTORS

A Board of 12 directors will be elected at the Annual Meeting. Directors will hold office until the next annual meeting of shareholders or until their successors are elected and qualified. With the exception of Ms. Thasunda B. Duckett, all of the nominees were elected at the 2019 annual meeting of shareholders. Ms. Duckett was recommended to the Corporate Responsibility, Sustainability & Governance Committee for consideration by a third-party director search firm.

Mr. Alan B. Graf, Jr., Mr. Peter B. Henry, and Ms. Michelle A. Peluso are nominated by the Board of Directors for election by the holders of Class B Stock. The other nine nominees are nominated by the Board for election by the holders of Class A Stock.

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the nine director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected directors. Abstentions and broker non-votes will have no effect on the results of the vote. Unless otherwise instructed, proxy holders will vote the proxies they receive for the nominees listed below. If any nominee becomes unable to serve, the holders of the proxies may, in their discretion, vote the shares for a substitute nominee or nominees designated by the Board.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall tender his or her resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision within 90 days of the certification of the election results.

Background information on the nominees as of July 24, 2020, including some of the attributes that led to their selection, appears below. The Corporate Responsibility, Sustainability & Governance Committee has determined that each director meets the qualification standards described below under "Individual Board Skills Matrix—Director Nominations". In addition, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election of nominees to the Board of Directors

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election of nominees to the Board of Directors

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our Board is currently comprised of twelve individuals selected on the basis of numerous criteria, including experience and achievements; fields of significant knowledge; good character; sound judgment; and diversity. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

GENDER DIVERSITY	GENDER/ETHNIC DIVERSITY	AGE	TENURE
			
33% Female	**50%** Diverse	**57** Average age — 50% Under 60 / 60+	**7.92 YEARS** Average Tenure — 50% Under 6 years / 6+ years

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



DIVERSITY 6/12
Gender or ethnic diversity that adds a range of perspectives and expands the Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.



FINANCIAL EXPERTISE 10/12
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



CEO EXPERIENCE 7/12
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



INTERNATIONAL 9/12
International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



DIGITAL/TECHNOLOGY 6/12
Technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



RETAIL INDUSTRY 5/12
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



MEDIA 2/12
Media experience provides the Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.



ACADEMIA 1/12
Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.



HR/TALENT MANAGEMENT 6/12
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



GOVERNANCE 8/12
Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

- ✓ 9 out of 12 directors are independent
- ✓ Separate Chairman, CEO, and Lead Independent Director positions with clearly defined roles
- ✓ Refreshed Board and committee structure, with 4 new independent directors added in last three fiscal years
- ✓ Retirement policy generally requires that directors do not stand for election after reaching the age of 72

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

CATHLEEN A. BENKO

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
62	2018	Compensation	None	Converse All Star Platform Low Top and Nike AeroLayer Jacket



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

DIGITAL/TECHNOLOGY

HR/TALENT MANAGEMENT

INTERNATIONAL

Ms. Benko is a former Vice Chairman and Managing Principal of Deloitte LLP ("Deloitte"), an organization that, through its subsidiaries and network of member firms, provides audit, consulting, tax, and advisory services to clients globally. During her nearly 30-year career with Deloitte, Ms. Benko held many leadership roles, several concurrent with her appointment as Vice Chairman and Managing Principal in 2011.

- From 2015 to 2018, Ms. Benko served as Senior Partner working within the firm's "Digital Giants" practice where she was the senior advisory partner for several digital-native companies.
- From 2010 to 2014, Ms. Benko served as Chief Digital, Brand, and Communications Officer.
- Previous to her role as Chief Digital, Brand, and Communications Officer, Ms. Benko held multiple technology and talent management roles, including serving as the company's first Vice Chairman and Chief Talent Officer from 2006 to 2010, its Chief Inclusion Officer from 2008 to 2010, and as Managing Principal, Initiative for the Retention and Advancement of Women, from 2003 to 2009.
- Ms. Benko led Deloitte's technology sector from 2003 to 2007 and was previously Deloitte's first Global e-Business Leader, a position she held from 1998 to 2002.

Ms. Benko is chair of a Harvard Business School Advisory Council and a member of the Board of nonprofit organization American Corporate Partners.

ELIZABETH J. COMSTOCK

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
59	2011	Compensation	None	Nike Air Force 1 and Nike Air Satin Jacket



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- DIGITAL/TECHNOLOGY
- MEDIA
- INTERNATIONAL

Ms. Comstock is the former Vice Chair of General Electric Company ("GE"). She led GE's efforts to accelerate new growth and operated GE Business Innovations, which included Current, GE Lighting, GE Ventures & Licensing and GE sales, marketing and communications.

- At GE, Ms. Comstock was appointed:
  - Senior Vice President, Chief Marketing and Commercial Officer in 2008,
  - President, NBC Universal Integrated Media in 2006,
  - Corporate Vice President and Chief Marketing Officer in 2003,
  - Vice President of Corporate Communications in 1998,
  - Senior Vice President, NBC Corporate Communications in 1996, and
  - Vice President, Communications, NBC News Communications in 1994.
- Prior to joining GE in 1994, Ms. Comstock held a succession of positions at NBC, CBS, and Turner Broadcasting.

Ms. Comstock is a trustee of The National Geographic Society and Visiting Scholar at the Columbia University Center for Science and Society.

JOHN G. CONNORS

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
61	2005	Audit & Finance	Splunk, Inc.	Nike React and Nike SFB Boots



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE

DIGITAL/TECHNOLOGY

GOVERNANCE

INTERNATIONAL

Mr. Connors is a partner in Ignition Partners LLC, a Seattle-area venture capital firm.

- Mr. Connors served as Senior Vice President and Chief Financial Officer of Microsoft Corporation ("Microsoft") from December 1999 to May 2005.
- Mr. Connors joined Microsoft in 1989 and held various management positions, including:
  - Vice President, Worldwide Enterprise Group in 1999,
  - Chief Information Officer from 1996 to 1999, and
  - Corporate Controller from 1994 to 1996.

Mr. Connors is a member of the Board of Directors of Splunk, Inc. In addition to this public company board service, he is also a member of the Board of Directors of privately held companies Chef, Inc., ICERTIS, Inc., Maka Autonomous Robotic Systems Inc., Tempered Networks Inc., LiveStories Inc., and KenSci Inc., and is on the Board of the Washington Policy Center.

TIMOTHY D. COOK, LEAD INDEPENDENT DIRECTOR

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
59	2005	Compensation, Chair	Apple Inc.	Nike Epic React and Nike Flex



SKILLS, EXPERIENCES AND QUALIFICATIONS

- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- INTERNATIONAL
- DIGITAL/TECHNOLOGY
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT
- GOVERNANCE

Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in March 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, most recently as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

JOHN J. DONAHOE II

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
60	2014	Executive	PayPal Holdings, Inc.	Nike Phantom Epic React and Jordan Jumpman Hoodie



SKILLS, EXPERIENCES AND QUALIFICATIONS

- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- INTERNATIONAL
- DIGITAL/TECHNOLOGY
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT
- GOVERNANCE

Mr. Donahoe is President and Chief Executive Officer of NIKE, Inc. and has been a director since 2014.

- From 2017 to 2019, Mr. Donahoe served as President and Chief Executive Officer of ServiceNow, Inc. ("ServiceNow"), provider of enterprise cloud computing services for global enterprises.
- From 2008 to 2015, Mr. Donahoe served as President and Chief Executive Officer of eBay, Inc. ("eBay"), provider of the global eBay.com online marketplace and PayPal digital payments platform.
- Mr. Donahoe joined eBay in 2005 as President of eBay Marketplaces, responsible for eBay's global e-Commerce businesses.
- Prior to joining eBay, Mr. Donahoe was the Chief Executive Officer and Worldwide Managing Director of Bain & Company from 1999 to 2005, and a Managing Director from 1992 to 1999.

Mr. Donahoe is Chairman and a member of the Board of Directors of PayPal Holdings, Inc. In addition to this public company board service, he also serves on the Board of Trustees for The Bridgespan Group. Mr. Donahoe served on the Board of Directors of Intel Corporation from March 2009 to May 2017, and ServiceNow from March 2017 to June 2020.

THASUNDA B. DUCKETT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
47	2019	Corporate Responsibility, Sustainability & Governance	None	Air Jordans, Nike Air Force 1, and Nike Air Max 270



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT

Ms. Duckett is the Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase").

• From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance.

• From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles with JPMorgan Chase.

• Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett is chair of the Otis and Rosie Brown Foundation and a member of the Board of Directors of the Children's Learning Center of Fairfax County. Additionally she is on the Board of The Robert F. Kennedy Human Rights Foundation.

TRAVIS A. KNIGHT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
46	2015	Executive	None	Nike Air Zoom Pegasus



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE   CEO EXPERIENCE   MEDIA

Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.

- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.

- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).

- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus. In addition to his skills and qualifications described above, Mr. Travis Knight was selected to serve on the Board because he has a significant role in the management of the Class A Stock owned by Swoosh, LLC, strengthening the alignment of the Board with the interests of NIKE shareholders.

MARK G. PARKER, EXECUTIVE CHAIRMAN OF THE BOARD

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT
64	2006	Executive, Chair	The Walt Disney Company	Still can't pick just one



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE

INTERNATIONAL

HR/TALENT MANAGEMENT

CEO EXPERIENCE

RETAIL INDUSTRY

GOVERNANCE

Mr. Parker is Executive Chairman of the Board of Directors of the Company. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker is a member of the Board of Directors of The Walt Disney Company. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

JOHN W. ROGERS, JR.

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
62	2018	Corporate Responsibility, Sustainability & Governance	McDonald's Corporation and The New York Times Company	Nike KD and Nike LeBron Basketball Shoes



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

CEO EXPERIENCE

GOVERNANCE

FINANCIAL EXPERTISE

Mr. Rogers is Chairman, Co-CEO and Chief Investment Officer of Ariel Investments, LLC, a privately-held money management firm he founded in 1983, which serves individual and institutional investors through its mutual funds and separate accounts.

- In 2008, Mr. Rogers was awarded Princeton University's highest honor, the Woodrow Wilson Award, presented each year to the alumnus whose career embodies a commitment to national service.
- Mr. Rogers served as co-chair for the Presidential Inaugural Committee 2009, and more recently, joined the Barack Obama Foundation's Board of Directors.

Mr. Rogers is a member of the Board of Directors of McDonald's Corporation and The New York Times Company. In addition to this public company board service, he also serves as trustee of the University of Chicago, the Robert F. Kennedy Center for Justice and Human Rights, the National Association of Basketball Coaches (NABC) Foundation, Inc., and is a life trustee of the Chicago Symphony Orchestra. Mr. Rogers served on the Board of Directors of Exelon Corporation from October 2000 until April 2019.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election of the nominees above to the Board of Directors.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

ALAN B. GRAF, JR.

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
66	2002	Audit & Finance, Chair	Mid-America Apartment Communities, Inc.	Nike Air Max 270, Nike Air Max, and Nike Polos



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE   INTERNATIONAL   GOVERNANCE

Mr. Graf is the Executive Vice President and Chief Financial Officer of FedEx Corporation ("FedEx"), a position he has held since 1998, and is a member of FedEx's Executive Committee.

• Mr. Graf joined FedEx in 1980 and was Senior Vice President and Chief Financial Officer for FedEx Express, FedEx's predecessor, from 1991 to 1998.

• Mr. Graf previously served on the Board of Directors of Kimball International Inc., Storage USA, Inc., and Arkwright Mutual Insurance Co.

Mr. Graf is a member of the Board of Directors of Mid-America Apartment Communities, Inc. In addition to this public company board service, he is also a director of the Indiana University Foundation and a Trustee of the University of Memphis. While Mr. Mr. Graf has announced his intention to retire from his position as CFO of FedEx, NIKE stands behind his seat on our Board and believes that he has provided, and will continue to provide, exemplary guidance and advice, and gives the necessary attention and dedication to his role as a Board member and as a committee chair.

PETER B. HENRY

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
50	2018	Audit & Finance	Citigroup Inc.	Nike Epic React



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- INTERNATIONAL
- GOVERNANCE
- FINANCIAL EXPERTISE
- ACADEMIA

Mr. Henry is Dean Emeritus of New York University's Leonard N. Stern School of Business and the William R. Berkley Professor of Economics and Finance.

- Mr. Henry assumed the Deanship of the Stern School of Business in January 2010 and served through December 2017.
- Prior to joining Stern, Mr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Mr. Henry to the President's Commission on White House Fellowships.
- In 2008, Mr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Mr. Henry is a member of the Board of Directors of Citigroup Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York and serves on the Advisory Board for Protiviti. Mr. Henry is a member of the Council of Foreign Relations and the Economic Advisory Panel of the Federal Reserve Bank of New York. Mr. Henry served on the Board of Directors of General Electric from July 2016 until April 2018 and Kraft Foods Group, Inc. and its predecessor, Kraft Foods Inc., from May 2011 until July 2015.

MICHELLE A. PELUSO

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCT(S)
48	2014	Corporate Responsibility, Sustainability & Governance, Chair	None	Nike React Infinity Run, Nike Air Satin Jacket, and Nike Air Max Tailwind IV



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- INTERNATIONAL
- HR/TALENT MANAGEMENT
- FINANCIAL EXPERTISE
- DIGITAL/TECHNOLOGY
- GOVERNANCE
- CEO EXPERIENCE
- RETAIL INDUSTRY

Ms. Peluso is Senior Vice President Digital Sales and Chief Marketing Officer at IBM.

- Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016, and was on Gilt's Board of Directors from 2009 to 2016.
- Prior to joining Gilt in 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc. from 2009 to 2013.
- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed Chief Operating Officer in 2003, and President and Chief Executive Officer in December 2003.
- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a director of the nonprofit TechnoServe.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election of the nominees above to the Board of Directors.

INDIVIDUAL BOARD SKILLS MATRIX

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	BENKO	COMSTOCK	CONNORS	COOK	DONAHOE	DUCKETT	GRAF	HENRY	KNIGHT	PARKER	PELUSO	ROGERS
DIVERSITY Gender or ethnic diversity that adds a range of perspectives and expands the Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.	✓	✓				✓		✓			✓	✓
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.				✓	✓	✓			✓	✓	✓	✓
INTERNATIONAL International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓	✓	✓	✓	✓		✓	✓		✓	✓	
DIGITAL/TECHNOLOGY Technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓	✓	✓	✓	✓						✓	
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.				✓	✓	✓				✓	✓	
MEDIA Media experience provides the Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.		✓							✓			
ACADEMIA Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.							✓					
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓			✓	✓	✓				✓	✓	
GOVERNANCE Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.			✓	✓	✓		✓	✓		✓	✓	✓

DIRECTOR NOMINATIONS

The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, suggestions from Company management, and shareholder recommendations. The committee also may, in its discretion, engage director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Ann M. Miller, Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected.

The Board of Directors has adopted qualification standards for the selection of non-management nominees for director, which can be found at our corporate website: http://investors.nike.com. As provided in these standards and the Company's corporate governance guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of international business, finance, marketing, technology, human resources, diversity & inclusion, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent the diverse interests of all stakeholders; independence; good character; ethics; sound judgment; diversity; and ability to devote substantial time to discharge Board responsibilities.

The Corporate Responsibility, Sustainability & Governance Committee identifies qualified potential candidates without regard to their age, gender, race, national origin, sexual orientation, or religion. While the Board has no policy regarding Board member diversity, the Corporate Responsibility, Sustainability & Governance Committee considers and discusses diversity in selecting nominees for director and in the re-nomination of an incumbent director. The committee views diversity broadly to include, among other things, differences in backgrounds, qualifications, experiences, viewpoint, geographic location, education, skills and expertise (including financial, accounting, compliance, corporate social responsibility, public policy, cybersecurity, or other expertise relevant to service on the Board), professional and industry experience, and personal characteristics (including gender, ethnicity/race, and sexual orientation). The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, as well as any special skills, experience, or diversity that such director brings to the Board. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidates to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board.

It is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board of Directors must affirmatively determine that the director has no material relationship with the Company that would impair the director's independence. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (i) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (ii) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts. After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following directors who served during fiscal 2020 — Cathleen A. Benko, Elizabeth J. Comstock, John G. Connors, Timothy D. Cook, Thasunda B. Duckett, Alan B. Graf, Jr., Peter B. Henry, John C. Lechleiter, Michelle A. Peluso, and John W. Rogers, Jr. — have no material relationship with the Company and, therefore, are independent. Messrs. John J. Donahoe II, Travis A. Knight, and Mark G. Parker were not independent pursuant to NYSE rules. Messrs. Donahoe and Parker were not independent pursuant to NYSE rules because they were employed by the Company during fiscal 2020. Mr. Knight was not independent pursuant to NYSE rules because he is the son of NIKE's co-founder and former Chairman of the Board, Mr. Philip H. Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules (the "NYSE threshold") for his position as Chairman Emeritus. The compensation paid to Mr. Philip H. Knight is described in the section below titled "Stock Ownership Information—Transactions with Related Persons". Mr. John R. Thompson, Jr., former head basketball coach at Georgetown University, was determined to be independent from September 1, 2019 until his retirement from the Board on May 31, 2020. Effective June 1, 2020, the Company and Mr. Thompson entered into a consulting agreement the terms of which are described in the section below titled "Stock Ownership Information—Transactions with Related Persons".

BOARD STRUCTURE AND RESPONSIBILITIES

The Board is currently composed of nine independent directors and three directors who are not independent under the NYSE listing rules. During fiscal 2020, there were six meetings of the Board and all of our currently serving directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. Mr. Thompson attended less than 75 percent of such meetings. The Company encourages all directors to attend each annual meeting of shareholders. With the exception of Mr. Thompson, all directors serving at the time of the 2019 annual meeting attended the 2019 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders. Effective January 2020, the Company separated the position of Chairman of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Executive Chairman, Mr. Mark G. Parker, presides over meetings of the Board of Directors and shareholders. The President and CEO, Mr. John J. Donahoe II, appointed to his position effective January 2020, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Given the particular experience and tenure of Messrs. Parker and Donahoe, the Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. This structure permits Mr. Donahoe to primarily focus his time and attention on the business, while Mr. Parker directs his attention to the broad strategic issues considered by the Board of Directors. This structure works particularly well given the talent, experience and professional relationship of Messrs. Donahoe and Parker established during Mr. Donahoe's service on the Board beginning in 2014.

In 2016, the Corporate Responsibility, Sustainability & Governance Committee established the position of lead independent director to ensure strong independent leadership of the Board. The position of Lead Independent Director is entrusted to execute the following functions:

- serve as a liaison between the Chairman, CEO, and the independent directors;
- approve the meeting agendas for the Board;
- advise the Chairman and CEO regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensure that meeting schedules permit sufficient time for discussion of all agenda items;
- provide consultation and direct communication with major shareholders, if requested;
- preside at meetings of the Board at which the Chairman is not present, including executive sessions; and
- perform other duties specified in the Lead Independent Director Charter.

In June 2019, the Board re-appointed Mr. Tim Cook to serve as Lead Independent Director for a term of three years. Mr. Cook will continue to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Donahoe.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Donahoe). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip H. Knight, co-founder and former Chairman of the Company, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. Mr. John R. Thompson, Jr., former Georgetown University basketball coach and Board member, serves as Director Emeritus, and has a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from the valuable experience and insights of the Company's co-founder and former Chairman of the Board, and from Mr. Thompson given his tenure on the Board and intimate knowledge of matters related to product, marketing, and elite athlete relationships.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's corporate governance guidelines, are available at the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
John G. Connors
Peter B. Henry
Alan B. Graf, Jr., Chair

MEETINGS IN FY '20: 13

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

- Matters involving the Company's accounting, auditing, financial reporting, internal controls, information security (including risks related to cyber security), data protection, and overseeing the financial policies and activities of the Company that may have a material impact on the results of operations or the financial position of the Company;

- The integrity of the Company's financial statements, the compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor; and

- Considering long-term financing options, long-range tax, financial regulatory and foreign currency issues facing the Company, and management's recommendations concerning capital deployment strategy, major capital expenditures, and material acquisitions or divestitures.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committees under the NYSE listing standards and applicable regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"). The Board has also determined that Mr. Alan B. Graf, Jr. is an "audit committee financial expert" as defined in regulations adopted by the SEC.

COMPENSATION COMMITTEE

MEMBERS:
Cathleen A. Benko
Elizabeth J. Comstock
Timothy D. Cook, Chair

MEETINGS IN FY '20: 5

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession, and its duties include the following:

- Evaluate the performance of the CEO;

- Review and approve the compensation of each executive officer;

- Grant equity incentive awards under the NIKE, Inc. Stock Incentive Plan, and determine targets and awards under the NIKE, Inc. Executive Performance Sharing Plan and the NIKE, Inc. Long-Term Incentive Plan;

- Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and

- Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committees under the NYSE listing standards.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda B. Duckett*
Michelle A. Peluso, Chair
John W. Rogers, Jr.

MEETINGS IN FY '20: 5

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee sets the tone and pace for corporate governance and oversees the Company's Purpose Offense. Its duties include the following:

• Review and evaluate NIKE's significant strategies, activities, policies, investments, and programs regarding social purpose, corporate responsibility, and sustainability;

• Provide oversight of management's efforts to ensure that the Company's dedication to sustainability is reflected in its business operations;

• Monitor the Company's progress towards its diversity and inclusion objectives and compliance with the Company's responsibilities as an equal opportunity employer;

• Review and evaluate the social, political, and environmental impact, trends, and issues in connection with the Company's business activities and make recommendations to the Board;

• Provide oversight of the Company's community and social impact efforts;

• Oversee protection of the Company's corporate reputation and other matters of importance to the Company and its stakeholders;

• Continue to identify individuals qualified to become Board members and recommend director nominees for election at each annual shareholder meeting;

• Develop and recommend to the Board corporate governance guidelines and a code of business conduct and ethics; and

• Oversee the annual self-evaluations of the Board and its committees and make recommendations to the Board concerning the structure and membership of the other Board committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committees under the NYSE listing standards.

* Ms. Duckett was elected to the Board of Directors effective November 14, 2019.

EXECUTIVE COMMITTEE

MEMBERS:
John J. Donahoe II
Travis A. Knight
Mark G. Parker, Chair

MEETINGS IN FY '20: 1

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

• In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.

• All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held one formal meeting during fiscal 2020, and took action by unanimous written consent.

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cyber security), and data protection. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Corporate Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs, management succession plans, and executive development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with corporate social purpose and company governance, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation including issues that involve social and community engagement, workplace diversity and inclusion, and sustainability innovation relating to the Company's products, its supply chain (including labor practices), and the environment.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process key business risk areas are reviewed at appropriate times, with some topics reviewed on several occasions throughout the year. At every Board meeting each committee chair provides a report to the full Board outlining its discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board, with non-management directors, or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Ann M. Miller, Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. All such communications will be reviewed, compiled as necessary, and then forwarded to the designated recipient or recipients in a timely manner.

CODE OF CONDUCT

The NIKE Code of Conduct, which was refreshed in 2019, is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

DIRECTOR COMPENSATION FOR FISCAL 2020

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1][2] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[3] ($)	TOTAL ($)
Cathleen A. Benko	100,000	175,049	—	20,000	295,049
Elizabeth J. Comstock	100,000	175,049	—	20,000	295,049
John G. Connors	105,000	175,049	—	20,000	300,049
Timothy D. Cook	150,000	175,049	—	20,000	345,049
Thasunda B. Duckett	54,670 [4]	175,056	—	—	229,726
Alan B. Graf, Jr.	130,000	175,049	—	—	305,049
Peter B. Henry	103,118	175,049	—	5,000	283,167
Travis A. Knight	100,000	175,049	—	—	275,049
John C. Lechleiter	31,253 [5]	—	—	20,000	51,253
Michelle A. Peluso	118,967	175,049	—	20,000	314,016
John W. Rogers, Jr.	100,000	175,049	—	20,000	295,049
John R. Thompson, Jr.	82,000 [6]	175,049	—	22,536	279,585

(1) Represents the grant date fair value of restricted stock awards granted in fiscal 2020 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2020, non-employee directors held the following number of outstanding shares of unvested restricted stock: Ms. Benko, 1,996; Ms. Comstock, 1,996; Mr. Connors, 1,996; Mr. Cook, 1,996; Ms. Duckett, 1,918; Mr. Graf, 1,996; Mr. Henry, 1,996; Mr. Knight, 1,996; Ms. Peluso, 1,996; Mr. Rogers, 1,996; and Mr. Thompson, 1,996.

(2) As of May 31, 2020, non-employee directors held outstanding options for the following number of shares of our Class B Stock: Ms. Comstock, 42,000; Mr. Connors, 66,000; Mr. Cook, 66,000; and Dr. Lechleiter, 66,000.

(3) Includes matched contributions to charities in the following amounts: Ms. Benko, $20,000; Ms. Comstock, $20,000; Mr. Connors, $20,000; Mr. Cook, $20,000; Mr. Henry, $5,000; Dr. Lechleiter, $20,000; Ms. Peluso, $20,000; and Mr. Rogers, $20,000. For Mr. Thompson, includes medical and life insurance premiums of $22,536 paid by the Company.

(4) Ms. Duckett was appointed to the Board of Directors on November 14, 2019 (includes prorated annual retainer payments).

(5) Dr. Lechleiter did not stand for re-election at our 2019 annual meeting of shareholders and retired effective September 19, 2019 (includes prorated annual retainer payments).

(6) Mr. Thompson retired from the Board effective May 31, 2020 and transitioned to the role of Director Emeritus.

DIRECTOR FEES AND ARRANGEMENTS

Under our standard director compensation program in effect for fiscal 2020, non-employee directors receive:

- An annual retainer of $100,000, paid in quarterly installments.
- Upon appointment to the Board, a one-time, sign-on restricted stock award valued at $175,000 on the date of grant, generally, the date of appointment. The one-time, sign-on restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the anniversary of the date of grant.
- An annual restricted stock award valued at $175,000 on the date of grant, generally, the date of each annual meeting of shareholders. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the anniversary of the date of grant.
- For the Lead Independent Director, an annual retainer of $30,000, paid in quarterly installments.
- For chairs of Board committees (other than the Executive Committee), an annual retainer of $20,000 for each committee chaired ($25,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.
- For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.
- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.
- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides a matching contribution to the charities in an equal amount, up to $20,000 in the aggregate, for each director annually.

In fiscal 2020, Mses. Benko, Comstock, Duckett and Peluso, Messrs. Connors, Cook, Graf, Henry, Knight, and Rogers, and Dr. Lechleiter participated in our standard director compensation program as described above, and Mr. Donahoe participated in our standard director compensation program prior to his appointment as President and Chief Executive Officer, effective January 2020. Mr. Parker does not receive any additional compensation for services provided as a director.

Mr. Thompson did not participate in our standard director compensation program, pursuant to his election made in fiscal 2000. In fiscal 2020, Mr. Thompson received an annual retainer of $82,000 (instead of the $100,000 annual retainer fee paid under our standard program), medical insurance, and $500,000 of life insurance coverage paid for by the Company. Additionally, on September 19, 2019, the date of the 2019 annual meeting of shareholders, Mr. Thompson received an annual restricted stock award valued at $175,000 on the same terms that apply to the restricted stock awards granted pursuant to our standard program. He was also eligible for payment or reimbursement of Board-related expenses, and participation in the NIKE Matching Gift Program on the same basis as other directors.

Effective June 1, 2020, the Company changed the standard director compensation program by increasing the value of the annual restricted stock award to $185,000 and increasing the value of the one-time, sign-on restricted stock award to $185,000 for newly appointed non-employee directors. All other components of director compensation remain the same.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our Deferred Compensation Plan, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Compensation Discussion and Analysis— Executive Compensation Tables—Non-Qualified Deferred Compensation in Fiscal 2020—Non-Qualified Deferred Compensation Plans". In addition, in fiscal 2000, Mr. Thompson received credits to a fully vested NIKE stock account under the Deferred Compensation Plan in exchange for his waiver of rights to future payments under a former non-employee director retirement program. The Class B Stock credited to Mr. Thompson's account will be distributed to him upon termination of his service as Director Emeritus and the account is credited with quarterly dividends until distributed.

COMPENSATION DISCUSSION AND ANALYSIS

PROPOSAL 2

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement.

At the Company's 2019 annual meeting of shareholders, approximately 97% of the votes cast on the say-on-pay proposal were voted in favor of the proposal. The Compensation Committee believes this affirms shareholders' support of the Company's approach to executive compensation and the committee's decisions.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance and retention incentives;
- setting annual and long-term cash incentive award targets based on clearly disclosed, objective performance measures;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, and a clawback policy; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2020 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") describes our compensation program, philosophy, decisions, and process for the compensation of our "Named Executive Officers" (also referred to as our "NEOs") for fiscal 2020:

NAMED EXECUTIVE OFFICER	TITLE
John J. Donahoe II	President and Chief Executive Officer (since January 13, 2020)
Mark G. Parker	Executive Chairman (since January 13, 2020) Chairman, President, and Chief Executive Officer (until January 12, 2020)
Matthew Friend	Executive Vice President and Chief Financial Officer (since April 1, 2020)
Andrew Campion	Chief Operating Officer (since April 1, 2020) Executive Vice President and Chief Financial Officer (until March 31, 2020)
Hilary K. Krane	Executive Vice President, Chief Administrative Officer and General Counsel
Monique Matheson	Executive Vice President, Global Human Resources
John F. Slusher	Executive Vice President, Global Sports Marketing
Elliott J. Hill	President, Consumer and Marketplace (until March 31, 2020)
Eric D. Sprunk	Chief Operating Officer (until March 31, 2020)

This CD&A is organized into five sections:

- Executive Summary (page 29)
- Leadership Transitions (page 31)
- Compensation of Our Named Executive Officers (page 32)
- Our Compensation Process (page 39)
- Other Compensation Practices (page 40)

EXECUTIVE SUMMARY

GUIDING PRINCIPLES

- To drive business results and maximize shareholder value, our executive compensation is highly incentive-based.
- To emphasize long-term performance, increase alignment between executives and shareholders, and support retention, incentive compensation is weighted towards long-term awards.
- To foster teamwork and ensure internal pay equity, we utilize a cohort approach by aligning compensation across certain executive roles.
- To ensure that our executive compensation program supports our business strategy and talent plan, we determine cohort compensation levels by holistically considering factors relating to our business, the market for top-tier talent, and the applicable executives.

ANNUAL DIRECT COMPENSATION ELEMENTS

NIKE's annual direct compensation for the Named Executive Officers generally consists of the following elements:

ELEMENT			KEY CHARACTERISTICS	PURPOSE
Base Salary			Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award - Executive Performance Sharing Plan ("PSP")			Variable cash incentive compensation earned at 0% – 150% based on Company performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Awards	Cash	Long-Term Incentive Plan ("LTIP")	Variable cash incentive compensation earned at 0% – 200% based on Company performance over a 3-year performance period	Motivates and rewards achievement of long-term shareholder value and growth
	Stock	Stock Options	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
		Restricted Stock Units ("RSUs")	Stock-based incentive compensation that generally vests in 3 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO

✓ Base a majority of total compensation on performance and retention incentives

✓ Mitigate undue risk by using multiple performance periods and metrics, incentive payment caps, and a clawback policy

✓ Base annual and long-term cash incentive awards on clearly disclosed, objective performance goals

✓ Maintain robust stock ownership guidelines

✓ Vest stock-based awards over time to promote long-term performance and retention

✓ Provide only double-trigger change-in-control acceleration for stock-based awards

WHAT WE DON'T DO

✗ No retirement acceleration for RSUs

✗ No dividend equivalents paid on RSUs unless and until shares are earned

✗ No repricing of stock options

✗ No hedging transactions or short sales permitted

✗ No pension or supplemental executive retirement plan

✗ No tax gross-ups for perquisites

✗ No cash-based change-in-control benefits

✗ No excise tax gross-ups upon change of control

FISCAL 2020 DEVELOPMENTS

Fiscal 2020 was a year of transformation, both at NIKE and around the world. For NIKE, fiscal 2020 brought key changes to our leadership team. In January 2020, our long-time President and CEO, Mr. Mark G. Parker, transitioned into the role of Executive Chairman while Mr. John J. Donahoe II, a tenured director of the Company, stepped into the roles of President and CEO. Additional executive officer transitions occurred in April 2020, in accordance with our succession planning offense. Around the same time, the world was being transformed as a result of COVID-19. First identified in December 2019, and subsequently declared a pandemic by the World Health Organization, COVID-19 has significantly impacted the health, safety, and livelihood of people around the world, and brought economic challenges on a global scale to countries, companies and financial markets. Because NIKE's fiscal year ended on May 31, 2020, fiscal 2020 included a period of strong pre-pandemic performance followed by a shorter period which was significantly impacted by COVID-19. The Compensation Committee's actions addressing each of these key developments—our leadership transitions and the COVID-19 pandemic—and the resulting impacts on fiscal 2020 executive compensation are discussed in detail throughout the CD&A.

LEADERSHIP TRANSITIONS

During fiscal 2020, we made significant changes to our executive team intended to build on our solid foundation and enable our next phase of sustainable growth. On January 13, 2020, Mr. Donahoe became President and CEO of NIKE and Mr. Parker—our President and CEO since 2006—became Executive Chairman. Mr. Elliott J. Hill and Mr. Eric D. Sprunk announced their retirements as President of Consumer and Marketplace and Chief Operating Officer, respectively, on February 12, 2020. On April 1, 2020, Mr. Andrew Campion succeeded Mr. Sprunk as Chief Operating Officer and Mr. Matthew Friend succeeded Mr. Campion as Chief Financial Officer. These executive transitions were executed in accordance with the Company's succession planning offense to establish the executive team that will set the pace for the Company. In connection with, and in support of, these transitions, the Compensation Committee approved certain compensation arrangements and one-time awards, as described below.

In connection with the CEO transition, the Compensation Committee approved compensation arrangements for each of Messrs. Donahoe and Parker. The compensation package for Mr. Donahoe was designed to tie his pay to Company performance and align his long-term economic interests with those of our shareholders. Mr. Donahoe's annual direct compensation is consistent with our executive compensation program and competitive in light of the market for top-tier talent. Mr. Donahoe's fiscal 2020 annual direct compensation is discussed in more detail below in the section titled "Compensation of Our Named Executive Officers". As illustrated below, the Compensation Committee also made certain one-time grants to Mr. Donahoe, consisting of a cash incentive award and sign-on stock-based awards under our Stock Incentive Plan. These one-time CEO transition grants are intended to immediately align Mr. Donahoe's incentives with the Company's ongoing and long-term success and to make Mr. Donahoe whole for a portion of compensation that he forfeited from his prior employer in connection with his appointment as NIKE's CEO:

ONE-TIME CEO TRANSITION GRANTS FOR MR. DONAHOE



($ in millions)

Transition-Period Cash Incentive Award

- Cash incentive award granted to support a smooth and effective transition

- Earned based on the achievement of qualitative, transition-related performance metrics over the performance period of January 13, 2020 to May 31, 2021

Sign-On Performance Options

- Vesting conditioned on (1) a 20% increase in the value of our Class B Stock from the value on the grant date and (2) Mr. Donahoe's continued service with the Company for at least 3 years

Sign-On RSUs

- Vest in equal annual installments over 3 years

- Accumulate dividend equivalents that are paid only upon vesting

To support a smooth and effective CEO transition, the Compensation Committee granted Mr. Parker a one-time, transition-period cash incentive award with a target value of $10,000,000, which will be earned based on the achievement of qualitative, transition-related performance metrics over the performance period of January 13, 2020 to May 31, 2021.

The Compensation Committee approved annual direct compensation for Mr. Friend in connection with his transition into the role of Chief Financial Officer. The Compensation Committee had previously approved annual direct compensation for Mr. Campion in his role as Chief Financial Officer and determined to maintain that compensation for the remainder of the fiscal year. Fiscal 2020 annual direct compensation for each of these executives is consistent with our executive compensation program and is discussed in more detail below in the section titled "Compensation of Our Named Executive Officers".

The Compensation Committee also approved one-time grants of stock-based transition awards to Messrs. Campion and Friend in the amounts of $10,000,000 and $6,000,000, respectively, to support business and leadership continuity during this transitional period. These awards are in the form of RSUs that vest in equal annual installments over four years and accumulate dividend equivalents that are paid only upon vesting. To further support business and leadership continuity during this executive transition period, and to promote the ongoing engagement of the continuing members of our senior leadership team, the Compensation

Committee also approved one-time grants of stock-based retention awards in the amount of $4,000,000 to each of Ms. Hilary K. Krane, Ms. Monique Matheson, and Mr. John F. Slusher. These awards are in the form of RSUs that cliff vest at the end of the three-year retention period and accumulate dividend equivalents that are paid only upon vesting. The transition and retention awards were granted on June 1, 2020 and therefore will be reflected in next year's Summary Compensation Table as part of fiscal 2021 compensation.

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program generally consists of annual direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees. During fiscal 2020, the Compensation Committee also approved special one-time grants of incentive-based and stock-based compensation to certain NEOs in connection with senior leadership changes to support continuity during a key transitional period, as described in the section above titled "Leadership Transitions". In addition, in response to the COVID-19 pandemic, the Compensation Committee made certain determinations with respect to fiscal 2020 incentive compensation to recognize strong performance prior to the pandemic, ensure sustained engagement, and drive key business results, as described in the sections below titled "Long-Term Cash Incentive—Fiscal 2020 – 2022 LTIP Award Grants" and "Cash Bonus".

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors such as future potential, individual performance, market insights, succession planning, retention, and leadership continuity. New executives are phased into a cohort by taking into consideration their relative experience, expected contributions, and market position.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program as a whole, and in particular annual direct compensation, balances performance incentives using performance metrics and performance periods, with a mixture of cash- and stock-based compensation elements. Stock-based compensation is also structured to pay for performance and is delivered 60% in the form of stock options and 40% in the form of RSUs. The following charts illustrate the mix of components that make up fiscal 2020 target annual direct compensation for our NEOs.


CEO Fiscal 2020 Target Total
Annual Direct Compensation Mix *
Salary
PSP
LTIP
Options
RSUs
Incentive Compensation
• 92% of total target annual direct compensation for CEO; 82% for other NEOs
• Weighted towards long-term awards to emphasize long-term performance
• Stock incentive awards delivered 60% in the form of stock options and 40% in the form of RSUs
Other NEOs Fiscal 2020 Target Total
Annual Direct Compensation Mix **
RSUs
Salary
PSP
LTIP
Options

* Represents the average for Messrs. Donahoe and Parker.

** Represents the average for Messrs. Friend, Campion, Slusher, Hill, and Sprunk and Mses. Krane and Matheson.

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent. The Compensation Committee generally reviews and determines base salaries for our Named Executive Officers in June, with any adjustments becoming effective in August of the same year. For fiscal 2020, the Compensation Committee granted increases for each of Messrs. Campion, Slusher, Hill, and Sprunk and Ms. Krane to ensure that their salary levels remain positioned competitively relative to the market. Mr. Parker's base salary remained unchanged compared to fiscal 2019. The Compensation Committee determined base salaries for Messrs. Donahoe and Friend in connection with their appointment as President and CEO, and Chief Financial Officer, respectively, and for Ms. Matheson during its yearly review of executive annual direct compensation.

NAMED EXECUTIVE OFFICER	FISCAL 2020 BASE SALARY	% CHANGE[1]
John J. Donahoe II	$1,500,000	N/A
Mark G. Parker	$1,700,000	0%
Matthew Friend	$875,000	N/A
Andrew Campion	$1,100,000	4.8%
Hilary K. Krane	$1,100,000	4.8%
Monique Matheson	$1,100,000	N/A
John F. Slusher	$1,100,000	18.9%
Elliott J. Hill	$1,200,000	4.3%
Eric D. Sprunk	$1,200,000	4.3%

(1) Represents the change in base salary compared to fiscal 2019.

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the Named Executive Officers under our Executive Performance Sharing Plan ("PSP"). PSP awards reflect our "pay for performance" philosophy: they are earned between 0% and 150% of target based on Company performance during the fiscal year. The Compensation Committee retains discretion to reduce or eliminate PSP award payouts based on individual or Company performance. To align employees and reinforce our one-team culture, the same compensation philosophy, structure, and metrics that underlie our PSP awards apply to all global employees who are eligible to participate in the Company's success through incentive bonuses.

The Compensation Committee increased the PSP target award for each of Messrs. Campion, Slusher, Hill, and Sprunk and Ms. Krane from 100% of base salary to 120% for fiscal 2020 to strengthen the competitiveness of their total direct compensation while ensuring that their compensation remains highly incentive-based. Mr. Parker's PSP target award remained the same as in fiscal 2019. The Compensation Committee determined PSP target awards for Messrs. Donahoe and Friend in connection with their appointment as President and CEO, and Chief Financial Officer, respectively, and for Ms. Matheson during its yearly review of executive annual direct compensation. The fiscal 2020 PSP target awards are:

NAMED EXECUTIVE OFFICER	FISCAL 2020 PSP TARGET AWARD (% OF BASE SALARY)
John J. Donahoe II	200%
Mark G. Parker	200%
Matthew Friend	120%
Andrew Campion	120%
Hilary K. Krane	120%
Monique Matheson	120%
John F. Slusher	120%
Elliott J. Hill	120%
Eric D. Sprunk	120%

The metric for fiscal 2020 PSP awards was "Adjusted EBIT", calculated as earnings before interest and taxes ("EBIT") adjusted to exclude the effect of acquisitions, divestitures, accounting changes, restructurings, unanticipated exchange rate fluctuations and other extraordinary, unusual, or infrequently occurring items. The Compensation Committee selected Adjusted EBIT as the measure of Company performance because EBIT represents the key measure used internally to manage financial performance and drive operational performance, and adjusting EBIT to exclude the impact of certain non-operational events helps to drive and reward organic growth. The elimination of unanticipated foreign exchange volatility was added to the set of EBIT adjustments for fiscal 2020 awards because such volatility is disconnected from actual operating results, and this adjustment enables PSP to more precisely reward achievement of sustainable, profitable growth.

In June 2019, the Compensation Committee established challenging performance goals, as illustrated below, to drive growth consistent with NIKE's long-term financial model while supporting executives' continued engagement. For fiscal 2020, NIKE achieved annual Adjusted EBIT of $3,633 million. This achievement was below the threshold performance goal, and as a result, each Named Executive Officer's PSP award paid out at 0%.

FISCAL 2020 PSP PERFORMANCE GOAL
(Dollars in millions)



% PAYOUT	THRESHOLD 50%	TARGET 100%	MAXIMUM 150%
Adjusted EBIT	$4,736	$5,263	$5,789

ACTUAL PERFORMANCE: 0%
$3,633

LONG-TERM CASH INCENTIVE

Long-term cash incentive awards are paid to the Named Executive Officers under our Long-Term Incentive Plan ("LTIP"). Like the PSP awards, LTIP awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period. The Compensation Committee retains discretion to adjust LTIP award payouts based on individual or Company performance.

At the beginning of each fiscal year, the Compensation Committee sets target award amounts for our executive officers, selects LTIP award metrics, and determines performance goals. The Compensation Committee then determines the applicable payout percentage at the end of the three-year performance period.

In connection with Mr. Donahoe's appointment as President and CEO, the Compensation Committee granted Mr. Donahoe LTIP awards with respect to each outstanding tranche of LTIP awards, consistent with our practice for individuals newly eligible for LTIP awards. Mr. Donahoe's fiscal 2018 – 2020 LTIP target award and fiscal 2019 – 2021 LTIP target award were each set at $5,000,000. The terms and performance metrics of these awards are discussed in our 2018 and 2019 proxy statements, respectively. Mr. Donahoe's fiscal 2020 – 2022 LTIP award is described immediately below.

FISCAL 2020 – 2022 LTIP AWARD GRANTS

For each of Messrs. Parker, Campion, Slusher, Hill, and Sprunk and Ms. Krane, the Compensation Committee maintained fiscal 2020 – 2022 LTIP target awards at the same level as was set for LTIP awards granted in fiscal 2019. The Compensation Committee determined fiscal 2020 – 2022 LTIP target awards for Messrs. Donahoe and Friend in connection with their appointment as President and CEO, and Chief Financial Officer, respectively, and for Ms. Matheson during its yearly review of executive annual direct compensation. The fiscal 2020 – 2022 LTIP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2020 – 2022 LTIP TARGET AWARD
John J. Donahoe II	$5,000,000
Mark G. Parker	$5,000,000
Matthew Friend	$1,000,000
Andrew Campion	$1,000,000
Hilary K. Krane	$1,000,000
Monique Matheson	$1,000,000
John F. Slusher	$1,000,000
Elliott J. Hill	$1,000,000
Eric D. Sprunk	$1,000,000

In June 2019, the Compensation Committee selected, and set performance goals for, two equally weighted performance metrics for the fiscal 2020 – 2022 LTIP awards: (1) revenues and (2) diluted earnings per share ("EPS"), in each case excluding generally the effect of acquisitions, divestitures, accounting changes, changes in tax law, and other extraordinary, unusual, or infrequently occurring items (respectively, "Adjusted Revenue" and "Adjusted EPS"). In June 2020, in response to the COVID-19 pandemic, the Compensation Committee modified the performance metrics for these awards to ensure sustained engagement and drive key business results during a dynamic and unprecedented period for the Company. As modified, the fiscal 2020 – 2022 LTIP awards are earned based on the Company's total shareholder return ("Absolute TSR") for fiscal 2020 – 2022 relative to total shareholder return over the same period for the other companies in the S&P 500 ("Relative TSR"), as shown in the table below:

FISCAL 2020 – 2022 PERFORMANCE GOAL



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%
Relative TSR[1]	25th percentile	55th percentile	85th percentile

(1) *Relative TSR for fiscal years 2020, 2021, and 2022, calculated using the 20-trading day average stock price and assuming that dividends paid during the performance period are reinvested in the applicable company's stock.*

LTIP award payout based on Relative TSR performance is subject to a cap of 100% of target if Absolute TSR for the performance period is negative. The Compensation Committee selected three-year Relative TSR as the performance metric because it is an objective and transparent measure of long-term shareholder value, especially in the context of a volatile market. Furthermore, the cap on payout if Absolute TSR is negative incentivizes NEOs to pursue long-term growth.

FISCAL 2018 – 2020 LTIP AWARD RESULTS

For fiscal 2020, the Named Executive Officers were eligible to receive payout of their fiscal 2018 – 2020 LTIP awards. These awards were earned based on three-year cumulative Adjusted Revenue and Adjusted EPS performance targets for fiscal years 2018 – 2020 that were set in June 2017. In June 2020, the Compensation Committee determined that a payout of 0% under these awards was earned by each NEO based on the average of the cumulative Adjusted Revenue and cumulative Adjusted EPS achievements as shown in the table below.

FISCAL 2018 – 2020 PERFORMANCE GOALS
(Dollars in millions, except per share data)



% PAYOUT	THRESHOLD 50%	TARGET 100%	MAXIMUM 200%	
Adjusted Revenue[1]	$113,703	$118,162	$127,430	TOTAL PAYOUT: 0%
	ACTUAL PERFORMANCE: 0% $113,055			
Adjusted EPS[1]	$7.53	$8.15	$9.49	
	ACTUAL PERFORMANCE: 0% $6.70			

(1) *Cumulative Adjusted Revenue and cumulative Adjusted EPS for fiscal years 2018, 2019, and 2020.*

LONG-TERM STOCK INCENTIVE

Stock-based incentive awards reward long-term Company performance and align executives' interests with those of our shareholders. Such awards form the largest component of our NEOs' annual direct compensation, constituting on average 49% of fiscal 2020 total target compensation for Messrs. Donahoe and Parker (43% for our other NEOs) and 66% of fiscal 2020 total long-term incentive compensation for Messrs. Donahoe and Parker (72% for our other NEOs).

We grant stock-based incentive awards under our Stock Incentive Plan in the form of stock options and RSUs. Historically, the Compensation Committee has determined stock option grants for our NEOs as a number of shares and RSU grants as a dollar value. For fiscal 2020, the Compensation Committee determined both stock option grants and RSUs as dollar values. This change eliminates the impact of stock price volatility on stock option grants and enables the committee to more precisely balance the mixture of stock-based compensation elements. Accordingly, for each of our NEOs, the stock portion of incentive compensation was granted 60% in the form of stock options and 40% in the form of RSUs.

The fiscal 2020 stock-based incentive awards were:

NAMED EXECUTIVE OFFICER	STOCK OPTIONS	RSUs	TOTAL FISCAL 2020 STOCK-BASED INCENTIVE AWARDS
John J. Donahoe II	$5,400,000	$3,600,000	$9,000,000
Mark G. Parker	$6,000,000	$4,000,000	$10,000,000
Matthew Friend	$600,000	$400,000	$1,000,000
Andrew Campion	$1,740,000	$1,160,000	$2,900,000
Hilary K. Krane	$1,740,000	$1,160,000	$2,900,000
Monique Matheson	$1,740,000	$1,160,000	$2,900,000
John F. Slusher	$1,740,000	$1,160,000	$2,900,000
Elliott J. Hill	$1,950,000	$1,300,000	$3,250,000
Eric D. Sprunk	$1,950,000	$1,300,000	$3,250,000

For fiscal 2020, the Compensation Committee increased the total value of stock-based incentive awards for Mr. Parker by $1,948,000 compared to his awards granted in fiscal 2019 (based on the grant date fair value of fiscal 2019 stock options as reported in last year's proxy statement and the award value of fiscal 2019 RSUs). Due to the change to a 60% / 40% mixture of stock options and RSUs, this resulted in an increase in the stock option award value of $2,948,000 and a decrease in the RSU award value of $1,000,000. Compared to fiscal 2019 awards, the Compensation Committee increased the total value of fiscal 2020 stock-based incentive awards for each of Mr. Campion and Ms. Krane by $354,800 (consisting of a stock option increase of $344,800 and a RSU increase of $10,000), for Mr. Slusher by $742,000 (consisting of a stock option increase of $432,000 and a RSU increase of $310,000), and for each of Messrs. Hill and Sprunk by $430,400 (consisting of a stock option increase of $380,400 and a RSU increase of $50,000). In each case, the increase in the total value of fiscal 2020 stock-based incentive awards reflects the Compensation Committee's consideration of multiple factors, including performance, succession planning, our cohort compensation approach, and the desired mix for stock-based incentive awards. The Compensation Committee determined the value of stock-based incentive awards for Mr. Donahoe in connection with his appointment as President and CEO and for Ms. Matheson during its yearly review of executive annual direct compensation. For Mr. Friend, the value of stock-based incentive awards for fiscal 2020 was determined by the Company in connection with his previous role, prior to his appointment as an executive officer.

STOCK OPTIONS

Stock options align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy because they provide value to the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO for fiscal 2020 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a twenty-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. Options granted to the Named Executive Officers vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant. To promote retention, stock options generally provide that if a Named Executive Officer leaves the Company, he or she forfeits any unvested stock options. Forfeiture is subject to a limited retirement provision designed to encourage executives to delay retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSU AWARDS

RSUs align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2020 was determined by dividing the NEO's award value by the closing market price of our Class B Stock on the date of grant. RSUs granted to the Named Executive Officers vest in equal annual installments over three years and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the Named Executive Officer leaves the Company.

CASH BONUS

As described above, our Named Executive Officers received 0% payouts for both the fiscal 2020 PSP and the fiscal 2018 – 2020 LTIP. Overall performance was below threshold for each plan due to the significant impact of the COVID-19 pandemic on our incentive plans during the final quarter of the applicable performance period. Prior to the fourth quarter of fiscal 2020, Adjusted

EBIT was on track to yield an above-target payout for the PSP, and Adjusted Revenue and Adjusted EPS were on track to yield an LTIP payout between threshold and target levels.

Consistent with our "pay for performance" philosophy, the Compensation Committee and the Company determined to recognize the Company's strong pre-pandemic performance for all employees, both to reward strong pre-pandemic performance and to ensure sustained employee engagement and retention, and drive business results during an unprecedented period of transition. Therefore, with respect to each incentive-eligible employee who is not an executive officer, the annual bonus payout was adjusted from 0% to 100% to approximate Adjusted EBIT performance during the first three quarters of the one-year performance period for the fiscal 2020 PSP, and the LTIP payout was adjusted from 0% to 75% to approximate Adjusted Revenue and Adjusted EPS performance during the first eleven quarters of the three-year performance period for the fiscal 2018 – 2020 LTIP. To approximate the short- and long-term cash incentive payouts that were received by all other eligible employees, the Compensation Committee granted discretionary cash bonuses to each of our Named Executive Officers. The discretionary cash bonus award to each of our NEOs was as follows:

NAMED EXECUTIVE OFFICER	DISCRETIONARY CASH BONUS
John J. Donahoe II	$6,750,000
Mark G. Parker	$6,025,000
Matthew Friend	$1,576,800
Andrew Campion	$2,070,000
Hilary K. Krane	$2,070,000
Monique Matheson	$2,070,000
John F. Slusher	$2,070,000
Elliott J. Hill	$2,190,000
Eric D. Sprunk	$2,190,000

MR. PARKER'S 2015 PERFORMANCE-BASED RSU AWARD

As previously disclosed in our 2016 proxy statement, in June 2015 the Compensation Committee granted Mr. Parker performance-based RSUs ("PSUs") that were to be earned between 0% and 100% of target based on cumulative revenue growth and cumulative EPS growth, each equally weighted, over the five-year performance period of fiscal 2016 through fiscal 2020 (subject to Mr. Parker's continued employment with the Company until June 30, 2020). In June 2020, the Compensation Committee determined that cumulative revenue growth over the performance period was approximately $179,781,000, corresponding to an earnout of 0%, and cumulative EPS growth over the performance period (which was not adjusted for the December 2015 stock split, in order to align with the pre-stock split targets) was $22.18, corresponding to an earnout of 0%. Accordingly, the Compensation Committee determined that the PSUs were earned at 0%.

OTHER COMPENSATION

PROFIT SHARING AND RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the "401(k) Plan")—under which all eligible U.S. employees, including the Named Executive Officers, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

We also generally make annual profit sharing contributions to the accounts of eligible U.S. employees, including the Named Executive Officers, under the 401(k) Plan. The aggregate profit sharing contribution amount, if any, is determined each year by the Board of Directors. This aggregate contribution is allocated among eligible employees based on an equal percentage of their total salary and annual cash incentive award for the year. For fiscal 2020, the profit sharing contribution percentage for each eligible employee was 0%.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($280,000 for fiscal 2020) that may be taken into account when determining contributions under that plan. Accordingly, we provide our Named Executive Officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified Deferred Compensation Plan. We also make profit sharing contributions under the Deferred Compensation Plan with respect to salary and annual cash incentive award of any eligible employee that exceeds the tax law limit, and for fiscal 2020 these contributions were equal to 0% of the total salary and annual cash incentive award of each Named Executive Officer in excess of $280,000. These contributions under the Deferred Compensation Plan allow our Named Executive Officers and other highly compensated employees to receive profit sharing contributions in the same percentage as our other employees. We do not match deferrals to the Deferred Compensation Plan. Balances in the Deferred Compensation Plan, including the balances of the Named Executive Officers, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy. Fiscal 2020 matching and profit sharing contributions to the Named Executive Officers under the qualified and nonqualified plans are included in the All Other Compensation column in the Summary Compensation Table on page 43.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the Named Executive Officers, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower. In fiscal 2020, all of our Named Executive Officers participated in our Employee Stock Purchase Plan, with the exception of Messrs. Donahoe and Parker.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our Named Executive Officers, which generally consist of home security and financial planning services. In addition, our CEO and Executive Chairman are entitled to limited personal use of Company aircraft, primarily pursuant to time sharing agreements, which is intended to increase the security, availability, and productivity of these individuals, and enhanced charitable gift matching under our Employee Matching Gift Program, with an annual contribution limit of $1,000,000 and Company matching on a 4:1 basis. Finally, given the nature of our business, from time to time certain Company employees, including certain executive officers, may receive Company product, event tickets, or travel benefits that are not generally offered to all employees. We do not provide any tax gross-ups on perquisites to our executive officers. Greater detail about the perquisites and personal benefits provided to our Named Executive Officers in fiscal 2020 is provided in the footnotes to the Summary Compensation Table on page 43.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our Named Executive Officers, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

LETTER AGREEMENTS

In connection with the CEO transition, we entered into letter agreements with each of Mr. Donahoe and Mr. Parker. Other than these two letter agreements, we do not have employment contracts with any of our executive officers.

Mr. Donahoe's letter agreement sets forth the terms of his target annual direct compensation—consisting of a base salary of $1,500,000, a PSP target award of $3,000,000, and a long-term incentive target award of $14,000,000 in the forms and on the terms determined by the Compensation Committee from time to time—and his enhanced charitable gift matching under our Employee Matching Gift Program as described in the section above titled "Perquisites and Other Benefits". In addition, the letter agreement specifies that, for fiscal 2020, Mr. Donahoe's long-term incentive award will consist of the LTIP and long-term stock-based incentive awards described above in the sections titled "Long-Term Cash Incentive" and "Long-Term Stock Incentive". Mr. Donahoe's letter agreement also provides for the one-time incentive-based transition grants and sign-on awards described in the section above titled "Leadership Transitions".

Mr. Parker's letter agreement provides for the one-time transition-period cash incentive award described in the section above titled "Leadership Transitions" and the enhanced charitable gift matching under our Employee Matching Gift Program as described in the section above titled "Perquisites and Other Benefits". His letter agreement also states that his fiscal 2020 target annual direct compensation would remain unchanged following his transition to the role of Executive Chairman.

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our Named Executive Officers during the fiscal year as follows:


Q1
• Finalize payouts for completed incentive awards
• Review executive officer performance
• Set CEO performance goals
• Set salaries, PSP and LTIP targets, and stock award grants for executive officers
• Set PSP and LTIP metrics and goals
Q2
• Review and update peer group for upcoming fiscal year (generally every other year)
Q3
• Review and update executive compensation plan design and policies
Q4
• Review Company performance

During fiscal 2020, the Compensation Committee also determined certain compensation arrangements and special one-time grants of incentive-based and stock-based compensation in connection with executive team changes, as described in the sections above titled "Leadership Transitions" and "Compensation of Our Named Executive Officers—Other Compensation—Letter Agreements". In addition, in the first quarter of fiscal 2021, the Compensation Committee made certain determinations with respect to incentive compensation in response to the COVID-19 pandemic, as described in the sections above titled "Compensation of Our Named Executive Officers—Long-Term Cash Incentive—Fiscal 2020 – 2022 LTIP Award Grants" and "Compensation of Our Named Executive Officers—Cash Bonus". The Compensation Committee will continue to monitor the impact of COVID-19 and, if applicable, consider whether further changes are appropriate.

SAY-ON-PAY RESULTS

In making determinations regarding our executive compensation program, including the compensation of our Named Executive Officers, the Compensation Committee considers shareholders' response to the non-binding advisory proposal regarding NEO compensation (the "say-on-pay proposal"). At the 2019 annual meeting, the say-on-pay proposal was approved by approximately 97% of votes cast. The Compensation Committee believes that this affirms shareholders' support of our executive compensation program and the committee's decisions.

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group (consisting of companies with similar revenue size, market capitalization, brand value, products, or markets, or with which we compete for executive talent) to provide a reference for assessing executive compensation levels and practices. The following companies constituted our fiscal 2020 peer group:

The Coca-Cola Company	Kimberly-Clark Corporation	Procter & Gamble Company
Colgate-Palmolive Company	Macy's, Inc.	Starbucks Corporation
Comcast Corporation	McDonald's Corporation	Target Corporation
FedEx Corporation	Microsoft Corporation	TJX Companies
The Gap, Inc.	Mondelez International, Inc.	The Walt Disney Company
Kellogg Company	Pepsico, Inc.	

In November 2019, we conducted our regular periodic peer group review. Based on the criteria described above, we determined that for purposes of setting fiscal 2021 executive compensation, the peer group above should be revised to include American Express, Best Buy, and Oracle, and to remove FedEx and Macy's.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon Hewitt and Willis Towers Watson, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. For fiscal 2020, the Compensation Committee retained Mercer as a consultant to provide independent analytical and evaluative advice regarding the Company's current or proposed compensation arrangements for senior executives, succession planning, and related market practices, including with respect to the CEO transition and Mr. Donahoe's annual and transition-related compensation. The committee assessed Mercer's independence in connection with this engagement, including considering a written statement from Mercer confirming its independence based on factors specified in SEC and NYSE rules, and determined that Mercer is an independent adviser. The fees for Mercer's engagement by the Compensation Committee relating to the amount or form of executive compensation were approximately $25,000. During fiscal 2020, Mercer also provided certain services to the Company at the request of management, including investment consulting, employee benefits consulting, and various compensation and benefits surveys. The fees for such additional services were approximately $935,000.

In addition, our human resources staff obtains surveys and reports containing competitive market data from Aon Hewitt and Willis Towers Watson. This information is used by the Compensation Committee and management to supplement peer group data in connection with executive compensation program analysis and decision making.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, each executive officer is required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer	■■■■■■	6X Base Salary
Other Named Executive Officers	■■■	3X Base Salary
Other Executive Officers	■■	2X Base Salary

New officers are required to attain these ownership levels within five years of their appointment. As of May 31, 2020, the CEO, each other Named Executive Officer, and each of our other executive officers has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors, executive officers, and designated insiders to obtain pre-approval from the Company's Clearance Director before pledging NIKE stock. Before granting approval of any pledge, the Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading black-outs; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

Neither PSP nor LTIP awards are subject to acceleration upon a change in control. Stock option, RSU, and restricted stock awards are subject only to "double-trigger" accelerated change-in-control vesting, meaning that vesting is accelerated only if there is a change in control of the Company, and within the following two years, either the acquiring entity fails to assume the awards or the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

We maintain a clawback policy for the recoupment of incentive compensation. Under the clawback policy, an executive officer who is involved in wrongful conduct that results in a restatement of the Company's financial statements must repay to the Company up to the full amount of any incentive compensation that was paid based on the financial statements that were subsequently restated. The clawback policy covers PSP awards, LTIP awards, stock-based awards (based on excess proceeds from pre-restatement sales of stock acquired pursuant to the stock-based awards), and profit sharing contributions to the Deferred Compensation Plan. In addition to the clawback policy, the PSP, LTIP and Stock Incentive Plan also specify that the Committee may apply further clawback requirements to awards through additional clawback policies or award agreement provisions, and that all awards are subject to clawback requirements under applicable law and regulation.

RISK ASSESSMENT

At the Compensation Committee's request, in fiscal 2020, management prepared and discussed with the committee an assessment of potential risk associated with the Company's compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of employee compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of stock options (and no accelerated vesting of RSUs) upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". Prior to the adoption of the Tax Cuts and Jobs Act (the "TCJA") in 2017, the Internal Revenue Code provided an exception to this limit for compensation constituting "qualified performance-based compensation". Except with respect to certain arrangements in place on November 2, 2017, the TCJA repealed this exclusion, and therefore compensation paid to "covered employees" in excess of $1 million generally will no longer be deductible. Prior to the TCJA, the Compensation Committee considered, among other things, the impact of the exclusion for "qualified performance-based compensation" when developing and implementing our executive compensation program. Annual cash incentive awards under our PSP, long-term cash incentive awards under our LTIP, and stock option awards under our Stock Incentive Plan were designed in a manner intended to meet the requirements under the exclusion, although we could not guarantee such treatment given the complex nature of the performance-based compensation requirements.

While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

• Timothy D. Cook, Chair

• Cathleen A. Benko

• Elizabeth J. Comstock

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation for fiscal 2018-2020 paid to or earned by our Named Executive Officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS[1] ($)	STOCK AWARDS[2] ($)	OPTION AWARDS[3] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	ALL OTHER COMPENSATION[5] ($)	TOTAL ($)
John J. Donahoe II[6] President and Chief Executive Officer	2020	548,077	6,750,000	21,275,073	23,241,515	—	1,685,315	53,499,980
Mark G. Parker Executive Chairman and Former President and Chief Executive Officer	2020	1,700,000	6,025,000	4,000,067	5,540,572	—	930,634	18,196,273
	2019	1,676,923	—	5,000,012	3,052,000	4,091,695	147,392	13,968,022
	2018	1,550,000	1,295,000	3,500,020	1,618,650	1,295,000	208,790	9,467,460
Matthew Friend[6] Executive Vice President and Chief Financial Officer	2020	659,092	1,576,800	400,057	661,621	—	14,000	3,311,570
Andrew Campion Chief Operating Officer and Former Chief Financial Officer	2020	1,092,308	2,070,000	1,160,023	1,606,771	—	9,375	5,938,477
	2019	1,038,461	—	1,150,073	1,395,200	1,266,925	32,049	4,882,708
	2018	963,462	277,500	7,000,040	735,750	277,500	63,514	9,317,766
Hilary K. Krane Executive Vice President, Chief Administrative Officer & General Counsel	2020	1,092,308	2,070,000	1,160,023	1,606,771	—	14,000	5,943,102
	2019	1,026,923	—	1,150,073	1,395,200	1,252,850	31,846	4,856,892
	2018	892,308	185,000	4,850,042	686,700	185,000	58,524	6,857,574
Monique Matheson[6] Executive Vice President, Global Human Resources	2020	1,073,077	2,070,000	1,160,023	1,606,771	—	14,000	5,923,871
John F. Slusher Executive Vice President, Global Sports Marketing	2020	1,073,077	2,070,000	1,160,023	1,606,771	—	14,000	5,923,871
	2019	921,154	—	850,071	1,308,000	1,123,810	33,862	4,236,897
	2018	900,000	185,000	4,750,044	686,700	185,000	59,715	6,766,459
Elliott J. Hill[6] Former President, Consumer & Marketplace	2020	1,192,308	2,190,000	1,300,080	1,800,684	—	33,506	6,516,578
	2019	1,119,738	—	1,250,022	1,569,600	1,366,085	69,968	5,375,413
Eric D. Sprunk Former Chief Operating Officer	2020	1,192,308	2,190,000	1,300,080	1,800,684	—	14,000	6,497,072
	2019	1,142,308	—	1,250,022	1,569,600	1,393,620	33,879	5,389,429
	2018	1,092,308	277,500	7,000,040	833,850	277,500	80,560	9,561,758

(1) *For fiscal 2020, represents discretionary cash bonuses awarded to executive officers to approximate the short- and long-term cash incentive payouts received by non-executive officers. Due to the impact of COVID-19 on our incentive plans, the executive officers received 0% payouts under each of the fiscal 2020 PSP and fiscal 2018-2020 LTIP, while non-executive officers received higher payouts under the fiscal 2020 annual bonus plan and fiscal 2018-2020 LTIP to approximate Company performance during the pre-pandemic portion of the applicable performance period. For fiscal 2018, represents discretionary cash bonuses awarded to certain executive officers to normalize their compensation to that of non-executive officers. The non-executive officers received a higher payout under the fiscal 2016-2018 LTIP because their payout was able to be adjusted for the impact of the Tax Cuts and Jobs Act.*

(2) *Represents the grant date fair value of restricted stock and RSU awards granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date.*

(3) *Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair values of options under applicable accounting guidance are disclosed in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2020.*

(4) *Non-Equity Incentive Plan Compensation consists of the following:*

NAME	FISCAL YEAR	ANNUAL INCENTIVE COMPENSATION[a] ($)	LONG-TERM INCENTIVE COMPENSATION[b] ($)	TOTAL ($)
John J. Donahoe II	2020	—	—	—
Mark. G Parker	2020	—	—	—
	2019	4,091,695	—	4,091,695
	2018	—	1,295,000	1,295,000
Matthew Friend	2020	—	—	—
Andrew Campion	2020	—	—	—
	2019	1,266,925	—	1,266,925
	2018	—	277,500	277,500
Hilary K. Krane	2020	—	—	—
	2019	1,252,850	—	1,252,850
	2018	—	185,000	185,000
Monique Matheson	2020	—	—	—
John F. Slusher	2020	—	—	—
	2019	1,123,810	—	1,123,810
	2018	—	185,000	185,000
Elliott J. Hill	2020	—	—	—
	2019	1,366,085	—	1,366,085
Eric D. Sprunk	2020	—	—	—
	2019	1,393,620	—	1,393,620
	2018	—	277,500	277,500

(a) Amounts shown were earned for performance in the applicable fiscal year under our Executive Performance Sharing Plan.

(b) Amounts shown were earned for performance during the three-year period ending with the applicable fiscal year under our Long-Term Incentive Plan.

(5) For fiscal 2020, includes Company matching contributions to the 401(k) Plan in the amount of $9,375 for Mr. Campion and $14,000 for each of the other Named Executive Officers. For Mr. Donahoe, includes $63,695 in director fees for his service on our Board as a non-employee director through January 12, 2020. The amount for Mr. Donahoe also includes $1,500,000 in charitable matching contributions made by the Company, as well as relocation-related expenses, reimbursement for legal fees and expenses in connection with his offer letter, a security assessment, and Company-related merchandise. For Mr. Parker, includes $10,000 in compensation in recognition of 40 years of service with the Company, and associated tax reimbursement in the amount of $9,399, pursuant to our Valued Service Award Program, under which all employees receive cash awards and associated tax reimbursements in recognition of their significant service anniversaries with the Company. The amount for Mr. Parker also includes $800,000 in charitable matching contributions made by the Company, as well as daily residential security, including monitoring and patrols provided by the Company, and a site-visit gift. The amounts for Mr. Donahoe and Mr. Parker also include $23,515 and $78,618, respectively, in aggregate incremental cost to the Company for personal use of the Company's aircraft and actual cost of chartered flights for travel to and from the board and shareholder meetings of outside companies for which Mr. Donahoe and Mr. Parker serve as directors. The aggregate incremental cost is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight. These amounts exclude the aggregate incremental cost to the Company for personal use of the Company's aircraft for which Mr. Donahoe or Mr. Parker, as applicable, reimbursed the Company in accordance with a time sharing agreement and as allowed under Federal Aviation Regulation 91.501(c) and (d). The amount for Mr. Hill includes financial advisory services, spousal travel to and attendance at Company-sponsored functions, Company-related merchandise, a dinner, and a project-completion gift.

(6) Because Mr. Donahoe, Mr. Friend, and Ms. Matheson were only Named Executive Officers for fiscal 2020, and Mr. Hill was only a Named Executive Officer for fiscal 2020 and fiscal 2019, no disclosure is included as to Mr. Donahoe, Mr. Friend, and Ms. Matheson for fiscal 2019 or fiscal 2018, or as to Mr. Hill for fiscal 2018.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2020

The following table sets forth information concerning the performance-based annual cash incentive opportunities, performance-based long-term cash incentive opportunities, restricted stock and RSU awards, and stock options granted to the Named Executive Officers in fiscal 2020.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[4]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[5]	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[6]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	TARGET (#)	(#)	(#)	($/SH)	($)
John J. Donahoe II	1/13/2020	1,500,000 [1]	3,000,000 [1]	4,500,000 [1]					
	1/13/2020	2,500,000 [2]	5,000,000 [2]	10,000,000 [2]					
	9/19/2019					1,996			175,049
	1/13/2020					35,239			3,600,016
	1/13/2020					171,300			17,500,008
	1/13/2020						236,843	102.16	5,480,547
	1/13/2020				767,544 [3]			102.16	17,760,968
Mark G. Parker	6/19/2019	1,700,000 [1]	3,400,000 [1]	5,100,000 [1]					
	6/19/2019	2,500,000 [2]	5,000,000 [2]	10,000,000 [2]					
	8/1/2019					48,124			4,000,067
	8/1/2019						302,268	83.12	5,540,572
Matthew Friend	6/19/2019	525,000 [1]	1,050,000 [1]	1,575,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					4,813			400,057
	8/1/2019						36,095	83.12	661,621
Andrew Campion	6/19/2019	660,000 [1]	1,320,000 [1]	1,980,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					13,956			1,160,023
	8/1/2019						87,658	83.12	1,606,771
Hilary K. Krane	6/19/2019	660,000 [1]	1,320,000 [1]	1,980,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					13,956			1,160,023
	8/1/2019						87,658	83.12	1,606,771
Monique Matheson	6/19/2019	660,000 [1]	1,320,000 [1]	1,980,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					13,956			1,160,023
	8/1/2019						87,658	83.12	1,606,771
John F. Slusher	6/19/2019	660,000 [1]	1,320,000 [1]	1,980,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					13,956			1,160,023
	8/1/2019						87,658	83.12	1,606,771
Elliott J. Hill	6/19/2019	720,000 [1]	1,440,000 [1]	2,160,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					15,641			1,300,080
	8/1/2019						98,237	83.12	1,800,684
Eric D. Sprunk	6/19/2019	720,000 [1]	1,440,000 [1]	2,160,000 [1]					
	6/19/2019	500,000 [2]	1,000,000 [2]	2,000,000 [2]					
	8/1/2019					15,641			1,300,080
	8/1/2019						98,237	83.12	1,800,684

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2020 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2020 based on a percentage of the executive's base salary paid during fiscal 2020 as follows: Mr. Donahoe, 200%; Mr. Parker, 200%; Mr. Friend, 120%; Mr. Campion, 120%; Ms. Krane, 120%; Ms. Matheson, 120%; Mr. Slusher 120%; Mr. Hill, 120%; Mr. Sprunk, 120%. The Compensation Committee also established a series of performance targets based on our Adjusted

EBIT for fiscal 2020 (earnings before interest and taxes, excluding the effect of acquisitions, divestitures, accounting changes, restructurings, unanticipated exchange rate fluctuations and other extraordinary, unusual, or infrequently occurring items) corresponding to award payouts ranging from 50% to 150% of the target awards. The fiscal 2020 Adjusted EBIT required to earn the 50% threshold payout level, 100% target payout level, or 150% maximum payout level was $4,736 million, $5,263 million, or $5,789 million, respectively. Participants receive a payout at the percentage level at which the performance target is met, subject to the Compensation Committee's discretion to reduce or eliminate any award based on Company or individual performance. Actual award payouts earned in fiscal 2020 and paid in fiscal 2021 are shown in footnote 4 to the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

(2) These amounts represent the potential performance-based long-term cash incentive awards payable for performance during the three-year period consisting of fiscal 2020-2022 under our LTIP. Under this plan, the Compensation Committee approved target awards for the performance period and also established a series of performance targets and corresponding award payouts, which were modified by the Compensation Committee in June 2020 in response to the COVID-19 pandemic. The participants will receive a payout based on the Company's total shareholder return ("Absolute TSR") for fiscal 2020-2022 relative to total shareholder return over the same period for the other companies in the S&P 500 ("Relative TSR"). This payout is subject to a cap of 100% of the target award if Absolute TSR for the performance period is negative. To earn the 25% threshold payout level, 100% target payout level, or 200% maximum payout level, the Company's fiscal 2020-2022 Relative TSR must be at the 25th percentile, 55th percentile, or 85th percentile, respectively. Fiscal 2020-2022 LTIP awards will be paid in August 2022, provided that the participant is employed by the Company on the last day of the performance period.

(3) Represents performance-based stock options granted under our Stock Incentive Plan which vest based on (a) a 20% increase in the value of our Class B Stock from the value on the grant date (based on a 30-trading day average closing price divided by the closing price of a share on the grant date) and (b) continued employment, generally for three years from the grant date. The award has a maximum term of ten years, subject to earlier termination in the event of termination of employment.

(4) For Mr. Donahoe, the amount represents grants under our Stock Incentive Plan of (a) restricted stock granted in connection with his service as a non-employee director, which vests on the first anniversary of the grant date (or the date of the next annual meeting of shareholders, if earlier) and (b) RSUs which vest in three equal installments on the first three anniversaries of the grant date. For each other Named Executive Officer, the amount represents grants of RSUs under our Stock Incentive Plan which vest in three equal installments on the first three anniversaries of the grant date. Vesting of RSUs will be accelerated in certain circumstances as described in the section below titled "Potential Payments Upon Termination or Change-in-Control". Dividends are payable on RSUs only upon vesting.

(5) Amounts reported in this column represent stock options granted under our Stock Incentive Plan which become exercisable in four equal installments on the first four anniversaries of the grant date. Options may otherwise become fully exercisable in certain circumstances as described in the section below titled "Potential Payments Upon Termination or Change-in-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(6) For stock awards, represents the value of restricted stock and RSUs granted based on the closing market price of our Class B Stock on the grant date. For option awards, represents the grant date fair value of stock options granted based on a value of $18.33 per share for the August 1, 2019 grants and $23.14 per share for the January 13, 2020 grants, calculated using the Black-Scholes option pricing model. These are the same values for these equity awards used under accounting guidance applicable to stock-based compensation. The assumptions made in determining option values are disclosed in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2020.

OUTSTANDING EQUITY AWARDS AT MAY 31, 2020

The following table sets forth information concerning outstanding stock options and unvested restricted stock and RSUs held by the Named Executive Officers at May 31, 2020.

	OPTION AWARDS					STOCK AWARDS	
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	EQUITY INCENTIVE PLAN: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)
John J. Donahoe II	—	236,843 [2]		102.1600	1/13/2030		
	—	—	767,544 [3]	102.1600	1/13/2030	208,535 [8]	20,557,380
Mark G. Parker	165,000	—		17.2400	7/16/2020		
	660,000	—		22.9250	7/15/2021		
	660,000	—		23.2700	7/20/2022		
	330,000	—		31.6750	7/19/2023		
	330,000	—		38.7600	7/18/2024		
	330,000	—		56.4000	7/17/2025		
	123,750	41,250 [4]		57.8700	7/15/2026		
	82,500	82,500 [5]		59.1000	7/20/2027		
	43,750	131,250 [6]		77.5400	8/1/2028		
	—	302,268 [7]		83.1200	8/1/2029	333,034 [9]	32,830,492
Matthew Friend	34,700	—		31.6750	7/19/2023		
	41,000	—		38.7600	7/18/2024		
	43,000	—		56.4000	7/17/2025		
	17,250	5,750 [4]		57.8700	7/15/2026		

	OPTION AWARDS					STOCK AWARDS	
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	EQUITY INCENTIVE PLAN: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)
	15,000	15,000 [5]		59.1000	7/20/2027		
	8,750	26,250 [6]		77.5400	8/1/2028		
	—	36,095 [7]		83.1200	8/1/2029	24,011 [10]	2,367,004
Andrew Campion	80,000	—		38.7600	7/18/2024		
	120,000	—		56.4000	7/17/2025		
	56,250	18,750 [4]		57.8700	7/15/2026		
	37,500	37,500 [5]		59.1000	7/20/2027		
	20,000	60,000 [6]		77.5400	8/1/2028		
	—	87,658 [7]		83.1200	8/1/2029	131,007 [11]	12,914,670
Hilary K. Krane	38,500	—		31.6750	7/19/2023		
	110,000	—		38.7600	7/18/2024		
	130,000	—		56.4000	7/17/2025		
	52,500	17,500 [4]		57.8700	7/15/2026		
	35,000	35,000 [5]		59.1000	7/20/2027		
	20,000	60,000 [6]		77.5400	8/1/2028		
	—	87,658 [7]		83.1200	8/1/2029	96,320 [12]	9,495,226
Monique Matheson	16,500	—		23.2700	7/20/2022		
	22,500	—		31.6750	7/19/2023		
	38,000	—		38.7600	7/18/2024		
	40,000	—		56.4000	7/17/2025		
	15,000	5,000 [4]		57.8700	7/15/2026		
	20,000	20,000 [5]		59.1000	7/20/2027		
	18,750	56,250 [6]		77.5400	8/1/2028		
	—	87,658 [7]		83.1200	8/1/2029	80,218 [13]	7,907,890
John F. Slusher	115,000	—		38.7600	7/18/2024		
	120,000	—		56.4000	7/17/2025		
	48,750	16,250 [4]		57.8700	7/15/2026		
	35,000	35,000 [5]		59.1000	7/20/2027		
	18,750	56,250 [6]		77.5400	8/1/2028		
	—	87,658 [7]		83.1200	8/1/2029	93,176 [14]	9,185,290
Elliott J. Hill	90,000	—		56.4000	7/17/2025		
	37,500	12,500 [4]		57.8700	7/15/2026		
	25,000	25,000 [5]		59.1000	7/20/2027		
	22,500	67,500 [6]		77.5400	8/1/2028		
	—	98,237 [7]		83.1200	8/1/2029	118,426 [15]	11,674,435
Eric D. Sprunk	160,000	—		56.4000	7/17/2025		
	63,750	21,250 [4]		57.8700	7/15/2026		
	42,500	42,500 [5]		59.1000	7/20/2027		
	22,500	67,500 [6]		77.5400	8/1/2028		
	—	98,237 [7]		83.1200	8/1/2029	133,551 [16]	13,165,458

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) 25% of these options will vest on January 13, 2021, 25% will vest on January 13, 2022, 25% will vest on January 13, 2023, and 25% will vest on January 13, 2024.

(3) Subject to satisfaction of the performance vesting condition based on a 20% increase in the value of our Class B Stock from the value on the grant date (based on a 30-trading day average closing price divided by the closing price of a share on the grant date), 33.3% of these options will vest on January 13, 2021, 33.3% will vest on January 13, 2022, and 33.3% will vest on January 13, 2023. If the performance vesting condition has not been satisfied as of a tranche's vesting date, that tranche will instead vest upon satisfaction of the performance vesting condition.

(4) 100% of these options vested on July 15, 2020.

(5) 50% of these options vested on July 20, 2020 and 50% will vest on July 20, 2021.

(6) 33.3% of these options will vest on August 1, 2020, 33.3% will vest on August 1, 2021, and 33.3% will vest on August 1, 2022.

(7) 25% of these options will vest on August 1, 2020, 25% will vest on August 1, 2021, 25% will vest on August 1, 2022, and 25% will vest on August 1, 2023.

(8) 1,996 of these restricted shares will vest on September 17, 2020. 68,848 of these RSUs will vest on January 13, 2021, 68,846 of these RSUs will vest on January 13, 2022, and 68,845 of these RSUs will vest on January 13, 2023.

(9) 19,740 of these restricted shares vested on July 20, 2020. An additional 21,494 of these RSUs will vest on August 1, 2020 and 21,494 of these restricted shares will vest on August 1, 2021. 16,042 of these RSUs will vest on August 1, 2020, and 16,041 of these RSUs will vest on August 1, 2021, and 16,041 of these RSUs will vest on August 1, 2022. An additional 222,182 of these RSUs vested on June 30, 2020. Includes 0 RSUs in respect of the performance-based RSUs that were earned at 0% based on fiscal 2016-2020 revenue growth and EPS growth and would have vested on June 30, 2020.

(10) 1,128 of these restricted shares vested on July 20, 2020. 2,354 of these RSUs will vest on November 15, 2020. 13,352 of these RSUs will vest on June 10, 2021. 1,182 of these RSUs will vest on August 1, 2020, and 1,182 of these RSUs will vest on August 1, 2021. 1,605 of these RSUs will vest on August 1, 2020, 1,604 of these RSUs will vest on August 1, 2021, and 1,604 of these RSUs will vest on August 1, 2022. 15,070 of these RSUs will vest on June 1, 2021, 15,070 of these RSUs will vest on June 1, 2022, 15,069 of these RSUs will vest on June 1, 2023, and 15,069 of these RSUs will vest on June 1, 2024.

(11) 5,640 of these restricted shares vested on July 20, 2020. 101,523 of these RSUs vested on July 20, 2020. 4,944 of these RSUs will vest on August 1, 2020, and 4,944 of these RSUs will vest on August 1, 2021. 4,653 of these RSUs will vest on August 1, 2020, 4,652 of these RSUs will vest on August 1, 2021 and 4,651 of these RSUs will vest on August 1, 2022. 25,116 of these RSUs will vest on June 1, 2021, 25,116 of these shares will vest on June 1, 2022, 25,116 of these RSUs will vest on June 1, 2023, and 25,115 of these RSUs will vest on June 1, 2024.

(12) 4,794 of these restricted shares vested on July 20, 2020. 67,682 of these RSUs vested on July, 20, 2020. 4,944 of these RSUs will vest on August 1, 2020, and 4,944 of these RSUs will vest on August 1, 2021. 4,653 of these RSUs will vest on August 1, 2020, 4,652 of these RSUs will vest on August 1, 2021 and 4,651 of these RSUs will vest on August 1, 2022. An additional 40,185 of these RSUs will vest on June 1, 2023.

(13) 3,243 of these restricted shares vested on July 20, 2020. 3,654 of these RSUs will vest on August 1, 2020, and 3,654 of these RSUs will vest on August 1, 2021. 4,653 of these RSUs will vest on August 1, 2020, 4,652 of these RSUs will vest on August 1, 2021 and 4,651 of these RSUs will vest on August 1, 2022. An additional 55,711 of these RSUs will vest on May 31, 2021, and 40,185 will vest on June 1, 2023.

(14) 4,230 of these restricted shares vested on July 20, 2020. 67,682 of these RSUs vested on July, 20, 2020. 3,654 of these RSUs will vest on August 1, 2020, and 3,654 of these RSUs will vest on August 1, 2021. 4,653 of these RSUs will vest on August 1, 2020, 4,652 of these RSUs will vest on August 1, 2021 and 4,651 of these RSUs will vest on August 1, 2022. An additional 40,185 of these RSUs will vest on June 1, 2023.

(15) 3,384 of these restricted shares vested on July 20, 2020. 88,654 of these RSUs vested on July, 17, 2020. 5,374 of these RSUs will vest on August 1, 2020, and 5,373 of these RSUs will vest on August 1, 2021. 5,214 of these RSUs will vest on August 1, 2020, 5,214 of these RSUs will vest on August 1, 2021, and 5,213 of these RSUs will vest on August 1, 2022.

(16) 5,640 of these restricted shares vested on July 20, 2020. 101,523 of these RSUs vested on July, 17, 2020. 5,374 of these RSUs will vest on August 1, 2020, and 5,373 of these RSUs will vest on August 1, 2021. 5,214 of these RSUs will vest on August 1, 2020, 5,214 of these RSUs will vest on August 1, 2021, and 5,213 of these RSUs will vest on August 1, 2022.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2020

The following table sets forth information concerning stock option exercises and vesting of restricted stock during fiscal 2020 for each of the Named Executive Officers on an aggregated basis.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
John J. Donahoe II	—	—	2,050	175,009
Mark G. Parker	495,000	37,335,095	61,396	5,287,715
Matthew Friend	30,000	2,119,014	5,386	478,840
Andrew Campion	180,000	12,227,100	14,904	1,282,370
Hilary K. Krane	71,500	4,454,945	12,906	1,106,558
Monique Matheson	58,500	4,350,961	7,762	659,915
John F. Slusher	220,000	14,472,776	11,053	950,929
Elliott J. Hill	214,100	13,429,041	11,638	995,312
Eric D. Sprunk	120,000	7,359,396	15,334	1,318,111

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding options and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2020. The table does not reflect issuances made during fiscal 2021.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	94,763,732 [2]	$60.9754	53,814,523 [3]
Equity compensation plans not approved by shareholders	—	—	5,431,497 [4]
Total	94,763,732	$60.9754	59,246,020

(1) Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs.

(2) Includes 94,763,732 shares subject to awards of options, RSUs, and stock appreciation rights outstanding under the Stock Incentive Plan (including the maximum number of performance-based RSUs granted to Mr. Parker).

(3) Includes 46,441,872 shares available for future issuance under the Stock Incentive Plan and 7,372,651 shares available for future issuance under the Employee Stock Purchase Plan.

(4) Includes 5,431,497 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described above under "Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2020

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2020[1]	NIKE CONTRIBUTIONS IN FISCAL 2020[1]	AGGREGATE EARNINGS IN FISCAL 2020	AGGREGATE WITHDRAWALS/DISTRIBUTIONS IN FISCAL 2020	AGGREGATE BALANCE AT MAY, 31 2020[1]
John J. Donahoe II	DCP	$ 63,695	$ —	$ 35,211	$ —	$ 625,733
Mark G. Parker	DCP	$ 1,243,339	$ 24,704	$ 516,549	$ —	$ 20,852,430
Matthew Friend	DCP	$ —	$ 9,503	$ 35,400	$ —	$ 461,523
Andrew Campion	DCP	$ 273,077	$ 13,453	$ 152,737	$ —	$ 2,187,249
Hilary K. Krane	DCP	$ 469,032	$ 13,250	$ 459,082	$ —	$ 5,806,035
Monique Matheson	DCP	$ 606,098	$ 11,319	$ 208,050	$ —	$ 2,362,053
John F. Slusher	DCP	$ 1,111,127	$ 11,386	$ 926,048	$ —	$ 12,757,055
Elliott J. Hill	DCP	$ 380,769	$ 25,764	$ 417,213	$ —	$ 8,690,241
Eric D. Sprunk	DCP	$ —	$ 15,283	$ 975,107	$ —	$ 13,479,957

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. The amounts reported in the NIKE Contributions column represent profit sharing contributions made by us in early fiscal 2020 based on fiscal 2019 results; these amounts are also included in amounts reported for fiscal 2019 in the All Other Compensation column of the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Donahoe, $63,695; Mr. Parker, $17,824,275; Mr. Friend, $9,503; Mr. Campion, $1,297,355; Ms. Krane, $1,244,848; Ms. Matheson, $617,417; Mr. Slusher, $2,794,490; Mr. Hill, $447,511; and Mr. Sprunk, $5,085,945.

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The Named Executive Officers are eligible to participate in our Deferred Compensation Plan (the "DCP"). Participants in the DCP may elect in advance to defer up to 100 percent of their annual base salary, bonus, and long-term incentive payments.

Generally, we make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Savings and Profit Sharing Plan. Contributions based on salary and bonus in excess of the tax law limit ($280,000 for fiscal 2020) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment funds available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the funds selected by the participants. Participants can change the allocation of their account balances daily. The funds available under the DCP consist of 18 mutual funds with a variety of investment objectives. The investment funds had annual returns in fiscal 2020 ranging from -14.51% to 21.62%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the Named Executive Officers, other than Mr. Donahoe, are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

CHANGE-IN-CONTROL COMPENSATION — ACCELERATION OF EQUITY AWARDS

All unvested stock option, restricted stock, and RSU awards are subject to accelerated vesting upon the occurrence of two events (a "double-trigger"): there is a "change-in-control"; and the Named Executive Officer's employment is terminated by us without "cause" or by the Named Executive Officer for "good reason", in each case between the change-in-control (or shareholder approval of the change-in-control, if earlier) and the second anniversary of the change-in-control. Stock options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. Accelerated vesting of stock options and RSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options or RSUs. For purposes of our stock awards, "change-in-control" is generally defined to include:

- the acquisition by any person of 50% or more of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person of 30% or more of our total outstanding Common Stock,
- the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors,
- a sale of all or substantially all of our assets, and
- an acquisition of NIKE through a merger, consolidation or share exchange.

For purposes of our stock awards, "cause" generally includes willful and continued failure to substantially perform assigned duties and willful engagement in illegal conduct materially injurious to us, and "good reason" generally includes a material diminution in position or duties, a salary reduction or material reduction in other benefits, and a home office relocation of over 50 miles.

The following table shows the estimated benefits that would have been received by the Named Executive Officers if double-trigger accelerated vesting had occurred on May 31, 2020, when the closing price of our Class B Stock was $98.58 per share.

NAME	STOCK AWARD ACCELERATION[1]	STOCK OPTION ACCELERATION[2]	TOTAL
John J. Donahoe II	$ 20,360,615	$ —	$ 20,360,615
Mark G. Parker	$ 65,684,447	$ 12,370,952	$ 78,055,399
Matthew Friend	$ 2,367,004	$ 1,936,611	$ 4,303,615
Andrew Campion	$ 12,914,670	$ 4,861,406	$ 17,776,076
Hilary K. Krane	$ 9,495,226	$ 4,711,818	$ 14,207,044
Monique Matheson	$ 7,907,891	$ 3,531,843	$ 11,439,734
John F. Slusher	$ 9,185,290	$ 4,582,031	$ 13,767,321
Elliott J. Hill	$ 11,674,435	$ 4,434,819	$ 16,109,254
Eric D. Sprunk	$ 13,165,458	$ 5,481,932	$ 18,647,390

(1) Information regarding unvested restricted stock and RSUs held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. The amounts in the table above represent the number of unvested restricted shares and RSUs (with Mr. Parker's Performance-Based RSUs calculated at 100% of target) multiplied by the closing price of our Class B Stock on May 31, 2020.

(2) Information regarding outstanding unvested stock options held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. The amounts in the table above represent the aggregate value as of May 31, 2020 of those options using the excess of the per share closing price of our Class B Stock on May 31, 2020 over the per share exercise price, multiplied by the number of unvested option shares for each Named Executive Officer.

BENEFITS TRIGGERED ON CERTAIN EMPLOYMENT TERMINATIONS

STOCK OPTION ACCELERATION AND EXTENSION

As of May 31, 2020, each Named Executive Officer held stock options as listed in the Outstanding Equity Awards table above. Under the terms of Mr. Donahoe's performance-based stock options, upon his death, disability, or termination without "cause", unvested options are deemed to have satisfied any continued employment requirement and have two years following termination of employment to vest relative to the performance metric, and vested options are exercisable for four years following termination of employment, but not beyond the original 10-year term. Under the terms applicable to all other stock options held by the Named Executive Officers, upon the death or disability of the holder, all unvested options vest and are exercisable for four years following termination of employment, but not beyond each option's original 10-year term. If death or disability (or with respect to Mr. Donahoe's performance-based stock options, a termination without "cause") of a Named Executive Officer had occurred on May 31, 2020, the aggregate value of those options would have been $0 for Mr. Donahoe, $12,370,952 for Mr. Parker, $1,936,611 for Mr. Friend, $4,861,406 for Mr. Campion, $4,711,818 for Ms. Krane, $3,531,843 for Ms. Matheson, $4,582,031 for Mr. Slusher, $4,434,819 for Mr. Hill, and $5,481,932 for Mr. Sprunk.

Under the terms of Mr. Donahoe's performance-based stock options, if he retires with at least 5 years of service (disregarding his years of service as a non-employee director prior to his employment), unvested options will be forfeited and vested options will be exercisable for four years following termination of employment, but not beyond the option's original 10-year term. Under the terms applicable to all other stock options held by the Named Executive Officers, options that have been outstanding for at least one year will be subject to continued vesting if the holder retires after reaching age 55 with at least 5 years of service (or accelerated vesting if the holder retires after reaching age 60 with at least 5 years of service), and vested options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. If the Named Executive Officers had retired on May 31, 2020, the aggregate value of stock options would have been $0 for Mr. Donahoe, $7,697,888 for Mr. Parker, $3,356,625 for Ms. Krane, $2,916,075 for Mr. Hill, and $3,963,188 for Mr. Sprunk. Messrs. Friend, Campion, and Slusher and Ms. Matheson are not eligible for retirement vesting because these Named Executive Officers have not reached age 55.

STOCK AWARD ACCELERATION

As of May 31, 2020, each Named Executive Officer held unvested restricted stock and/or RSUs as set forth in the Outstanding Equity Awards table above. Under the terms of their award agreements, all unvested restricted shares and RSUs will immediately vest fully upon the death or disability of the holder, except that performance-based RSUs held by Mr. Parker would vest at the threshold amount. The value of the unvested restricted shares and RSUs held by each Named Executive Officer as of May 31, 2020 that would have become vested if death or disability had occurred on that date is as set forth in the "Stock Award Acceleration" column of the Change-in-Control Compensation — Acceleration of Equity Awards table above, except that the amount for Mr. Parker would be $49,257,470.

PAYMENTS UNDER NONCOMPETITION AGREEMENTS

We have a noncompetition agreement with Mr. Donahoe that extends for eighteen months following the termination of his employment with us and a noncompetition agreement with Mr. Parker that extends for two years following the termination of his employment with us. Under these agreements, if Mr. Donahoe's employment is terminated by us without "cause" (as defined in his agreement), or if Mr. Parker's employment is terminated by us, we will make monthly payments to the executive during the noncompetition period in an amount equal to one-twelfth of his then current annual salary and target PSP award ("Annual NIKE Income"). The agreements provide further that if the executive voluntarily resigns, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, commencement of the above-described monthly payments will be delayed until after the six-month period following the executive's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in the applicable agreement), the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies. Assuming that Mr. Donahoe's employment had been terminated on May 31, 2020 and the covenant was not waived, during the 18-month period ending November 30, 2021 we would have been required to pay Mr. Donahoe $375,000 per month if the termination was by us without "cause", or $187,500 per month if he had voluntarily resigned. Assuming that Mr. Parker's employment had been terminated on May 31, 2020 and the covenant was not waived, during the 24-month period ending May 31, 2022 we would have been required to pay Mr. Parker $425,000 per month if the termination was by us, or $212,500 per month if he had voluntarily resigned.

We have noncompetition agreements with each of the other Named Executive Officers on generally the same terms as Mr. Donahoe, except that the noncompetition period is one year, we may unilaterally waive the covenant in all cases (including a termination without "cause"), the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income), and payments may commence on termination. Assuming that the employment of each of these Named Executive Officers had been terminated by us without "cause" on May 31, 2020 and the covenants were not waived, we would have been required to pay Mr. Friend $72,917, Mr. Campion $91,667, Ms. Krane $91,667, Ms. Matheson $91,667, Mr. Slusher $91,667, Mr. Hill $100,000, and Mr. Sprunk $100,000, each on a monthly basis for the 12-month period ending May 31, 2021. Assuming that each of these Named Executive Officers had voluntarily resigned on May 31, 2020 and the covenants were not waived, we would have been required to pay Mr. Friend $36,458, Mr. Campion $45,833, Ms. Krane $45,833, Ms. Matheson $45,833, Mr. Slusher $45,833, Mr. Hill $50,000, and Mr. Sprunk $50,000, each on a monthly basis for the 12-month period ending May 31, 2021.

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the diverse needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to company performance and seek to invest in positive experiences that have the greatest impact on the engagement and wellbeing of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2020, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail store employee in the United States;
- The annual total compensation of the median employee was $28,142;
- The annual total compensation of our CEO, Mr. Donahoe, was $54,451,903; and
- The estimated ratio of the annual total compensation of our CEO to the median annual total compensation of all other NIKE employees was 1935 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

CEO

Mr. Donahoe became President and CEO of NIKE on January 13, 2020. As permitted by SEC rules, in calculating this pay ratio we annualized Mr. Donahoe's fiscal 2020 compensation by utilizing his annual base salary. No other adjustments were made to Mr. Donahoe's fiscal 2020 compensation as reported in the Summary Compensation Table.

MEDIAN EMPLOYEE

For purposes of calculating this pay ratio, we used the same median employee that was identified in fiscal 2019, as we believe there has been no change in our employee population, our compensation arrangements, or our median employee's circumstances that would significantly affect our pay ratio disclosure. The determination of the median employee was made in fiscal 2019 using the methodology described below, and the median employee's fiscal 2020 annual total compensation was calculated based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K).

2019 METHODOLOGY

We selected May 1, 2019 as the date to determine the median employee. At that time, we had approximately 75,109 employees globally. After applying the "de minimis exemption" under the SEC rules, which permits us to exclude non-U.S. employees accounting for 5% or less of our total employee population, we excluded the 3,752 employees in the jurisdictions identified below, and our employee population consisted of approximately 71,357 employees.

Slovakia	1	Hungary	74	Vietnam	193
Slovenia	1	Sweden	83	Greece	201
United Arab Emirates	5	Indonesia	88	Israel	204
Sri Lanka	6	Czech Republic	89	Austria	205
Philippines	23	Denmark	90	Portugal	209
Croatia	25	India	99	South Africa	212
Macao	34	Switzerland	112	Poland	238
New Zealand	53	Ireland	121	Turkey	445
Uruguay	67	Malaysia	167	Hong Kong	454
Norway	71	Thailand	182		

Of the 71,357 employees included in the CEO Pay Ratio calculation, approximately 72% were full-time, 53% were in retail jobs, and 51% were located in the United States.

To identify our median employee we calculated annual compensation for fiscal 2019 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record.

After determining the annual compensation for our employee population as described above, we identified a subset of approximately 100 individuals representing the potential median employee population. For this subset, we calculated each employee's annual total compensation in U.S. dollars for fiscal 2019 based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K). Compensation for permanent employees hired during the fiscal year was annualized and the median employee was then selected from the subset to determine the CEO Pay Ratio.

AUDIT MATTERS

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board of Directors has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2021 and to render other professional services as required.

PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PricewaterhouseCoopers LLP to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2020	2019
Audit Fees[1]	$21.0 million	$21.8 million
Audit-Related Fees[2]	0.1 million	0.1 million
Tax Fees[3]	0.6 million	1.4 million
All Other Fees[4]	0.7 million	0.3 million
Total	$22.4 million	$23.6 million

(1) *Comprises the audits of the Company's annual financial statements and internal controls over financial reporting, and reviews of the Company's quarterly financial statements, as well as statutory audits of Company subsidiaries, attest services and consents to SEC filings.*
(2) *Comprises services including consultations regarding financial accounting and reporting.*
(3) *Comprises services for tax compliance, tax planning and tax advice. Tax compliance includes services for compliance related tax advice, as well as the preparation and review of both original and amended tax returns for the Company and its consolidated subsidiaries. Tax compliance related fees represented $0.2 million of the tax fees for both fiscal 2020 and 2019. The remaining tax fees primarily include tax advice.*
(4) *Comprises other miscellaneous services.*

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2020, all such services performed by, and fees paid to, PricewaterhouseCoopers LLP were approved in advance. During fiscal 2019, PricewaterhouseCoopers LLP was engaged to be paid fees totaling $2,500, or less than 0.1% of total fees, for one service that was not pre-approved. Such service was approved by the Audit & Finance Committee promptly after its inadvertent omission from pre-approval was noticed.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2021.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Alan B. Graf, Jr., Chair
- John G. Connors
- Peter B. Henry

STOCK INCENTIVE PLAN

PROPOSAL 4
APPROVAL OF STOCK INCENTIVE PLAN

The Board of Directors is asking our shareholders to approve an amendment and restatement of the NIKE, Inc. Stock Incentive Plan (the "Amended Plan"). The Stock Incentive Plan was originally adopted by the Board and approved by shareholders in 1990 as the 1990 Stock Incentive Plan, and an amended and restated version was most recently adopted by the Board and approved by shareholders in 2015 (the "Current Plan"). On the recommendation of the Compensation Committee, the Board unanimously adopted the Amended Plan on June 17, 2020, subject to shareholder approval at the Annual Meeting.

If this proposal is approved by our shareholders, the Amended Plan will replace the Current Plan with respect to awards granted after the Annual Meeting. If this proposal is not approved, the Current Plan will remain in effect.

We recommend that shareholders approve the Amended Plan to permit the continued use of stock-based compensation. Stock-based compensation is an important part of our compensation structure and serves the best interests of our shareholders by:

- rewarding long-term Company performance;
- aligning employees' interests with those of our shareholders; and
- enabling us to attract and retain top-tier talent in a competitive marketplace.

As of our record date, July 17, 2020, only 46,144,669 of the 718,000,000 shares authorized under the Current Plan remained available for future grants, a number that the Compensation Committee and the Board believe is insufficient to meet our future needs. Therefore, if the Amended Plan is not approved, we may need to replace the stock-based components of our compensation with cash, which may increase compensation expense, reduce compensation alignment with shareholder interests, and impede our ability to attract and retain talent.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the NIKE, Inc. Stock Incentive Plan as amended and restated.

SUMMARY OF THE STOCK INCENTIVE PLAN

The following summary of the Amended Plan is qualified in its entirety by reference to the complete text of the Amended Plan, which is attached to this proxy statement as Exhibit A. Capitalized terms used in this proposal that are not otherwise defined have the meanings given to them in the Amended Plan.

BEST PRACTICES

The Amended Plan includes several features designed to protect the interests of our shareholders and reflect sound corporate governance practices and our compensation philosophy, including the following:

- **Fungible share pool.** Shares issued in connection with "full value" stock awards, including restricted stock and restricted stock units ("RSUs"), will count against the number of shares authorized for issuance under the Amended Plan at a higher rate than shares issued upon exercise of stock options and stock appreciation rights ("SARs") after a threshold for full value awards is exceeded.

- **No "evergreen" provision.** There is no evergreen feature pursuant to which the shares authorized for issuance under the Amended Plan can be automatically replenished.

- **No discounted options or SARs, and no repricing.** Stock options and SARs may not be granted with an exercise or grant price lower than the fair market value of the underlying shares on the date of grant, and the Amended Plan prohibits the direct or indirect repricing of underwater stock options or SARs without prior shareholder approval.

- **Double-trigger change-in-control vesting**. If awards are assumed by a successor company in connection with a change in control (which is triggered only by the occurrence, rather than shareholder approval, of a merger or other change-in-control event), such awards will not automatically vest and pay out solely as a result of the change in control.

- **Awards subject to clawback policy.** Awards granted under the Amended Plan are subject to the Company's clawback policy.

- **No transferability.** Awards generally may not be transferred, except by will or the laws of descent and distribution, unless the transfer is approved by the Compensation Committee and is for no consideration.

BURN RATE AND POTENTIAL DILUTION

The Amended Plan will increase the number of shares of Class B Stock authorized for issuance under the Stock Incentive Plan by 80,000,000 shares, from 718,000,000 shares to 798,000,000 shares. We believe this will provide sufficient shares for the Company's stock-based compensation needs through the 2024 annual meeting of shareholders. This estimate is based on our historical share usage, adjusted for growth and to allow for flexibility around types of awards used, though actual issuances could be materially different from this estimate.

In setting the number of shares authorized for issuance under the Amended Plan, we considered our historic burn rate, which measures annual share utilization. As shown in the following table, the Company's three-year average burn rate was 1.3%, which is below the benchmarks applied to our industry by certain major proxy advisory firms.

FISCAL YEAR	STOCK OPTIONS AND SARS GRANTED (in millions)	FULL VALUE AWARDS GRANTED (in millions)	TOTAL GRANTED (in millions)	WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING (CLASS A AND CLASS B) (in millions)	BURN RATE (%)
2020	19.1	3.8	22.9	1,559	1.5
2019	18.1	2.5	20.6	1,580	1.3
2018	16.8	1.8	18.6	1,624	1.1
Average	—	—	—	—	1.3

We also considered overhang, which measures potential shareholder dilution, in setting the number of additional shares authorized for issuance under the Amended Plan. As of our record date of July 17, 2020, there were 1,559,888,549 shares of Class A Stock and Class B Stock outstanding, 92,331,425 shares of Class B Stock were subject to outstanding stock-based awards, and 46,144,669 shares were available for future awards under the Current Plan. Therefore, as of July 17, 2020, our overhang (calculated as the number of shares subject to outstanding awards plus the number of shares available to be granted ("Total Award Shares"), divided by the total number of outstanding shares of Class A Stock and Class B Stock) was 9%. Had the 80 million additional shares being requested under the Amended Plan been available for grant as of the record date, our overhang would have increased to 14%.

KEY TERMS

PURPOSE

The purpose of the Amended Plan is to enable the Company to attract and retain experienced individuals to serve as employees, officers, directors, consultants, advisors, and independent contractors, and to provide incentives for them to apply their best efforts on behalf of the Company.

ELIGIBILITY

Participants under the Amended Plan may include employees, officers, and directors of the Company and any parent or subsidiary corporation of the Company, as well as consultants, advisors, and independent contractors to the Company (and any parent or subsidiary corporation of the Company). As of July 17, 2020, it is anticipated that approximately 6,500 employees, including 8 officers, and all of our non-employee directors (12 as of July 17, 2020) will be eligible to receive awards under the Amended Plan.

ADMINISTRATION

The Amended Plan generally will be administered by a committee appointed by the Board (the "Committee"), which will be the Compensation Committee. Among other actions, the Committee may adopt rules, regulations, and award agreements for the Amended Plan and will determine the individuals to whom awards are made, the amount of the awards, and the other terms and conditions of the awards. The Committee may also advance any waiting period, accelerate any exercise date, or waive or modify any restriction with respect to an award. The Committee may delegate its authority under the Amended Plan within limits it establishes.

SHARES SUBJECT TO THE AMENDED PLAN

The Amended Plan provides that the aggregate number of shares of Class B Stock authorized for issuance is 798,000,000. Each share that is subject to a stock option or SAR will be counted against the shares available under the Amended Plan as one share, except that SARs payable solely in cash will not be counted against the number of shares available under the Amended Plan. Shares subject to "full value" Stock Awards generally will be counted against the shares available under the Amended Plan as one share for each share issued. However, if the aggregate number of shares issued pursuant to Stock Awards and Performance-Based Awards granted after July 16, 2010 exceeds 25,000,000 shares, plus the number of shares forfeited or withheld to satisfy tax withholding obligations under Stock Awards outstanding as of July 16, 2010, then any shares issued under such awards in excess of that number will be counted against the shares available under the Amended Plan as 2.8 shares for each share issued.

Shares underlying awards that expire, terminate, are canceled, or are forfeited to the Company may be reused for subsequent awards, except that shares withheld upon exercise of stock options or SARs in full or partial satisfaction of the exercise price or tax withholding amount may not be reused. Shares tendered to, or withheld by, the Company to satisfy tax withholding obligations with respect to the vesting or settlement of stock awards may be reused for subsequent awards.

MAXIMUM AWARDS

The Amended Plan provides that the maximum number of shares of Class B Stock authorized for issuance as incentive stock options is 798,000,000. No non-employee director may be granted any award or awards denominated in shares in excess of $500,000 in the aggregate in any fiscal year, plus an additional $500,000 in value for one-time awards to a newly appointed or elected non-employee director.

DIVIDENDS

Awards under the Amended Plan may be credited with dividends or dividend equivalents, and the Committee may apply any restrictions to the dividends or dividend equivalents that it deems appropriate. For awards under the Amended Plan that are subject to performance goals, no dividends or dividend equivalents may be paid with respect to any unearned portion of the award.

TYPES OF AWARDS

The Amended Plan authorizes the award of stock options, SARs, and Stock Awards:

- **Stock Options.** Stock options may be granted as incentive stock options (within the meaning of Section 422 of the Code) or non-statutory stock options. A stock option entitles the recipient to purchase up to a specified total number of shares of Class B Stock at a specified exercise price per share. The exercise price per share will be determined by the Committee, but may not be less than 100% of the fair market value of a share of Class B Stock on the date of grant. Fair market value generally will be the closing price of the Class B Common Stock on the date of grant. No stock option can be exercised more than 10 years after the date of grant. Except as approved by shareholders, or in connection with a change in the Company's capitalization or similar event, no stock option may be amended to reduce its exercise price, or canceled in exchange for cash, another award, or any other consideration at a time when the exercise price exceeds the fair market value of the Class B Stock. The Committee has discretion to allow stock options to be transferred for no consideration to immediate family members of the grantee.

• **Stock Appreciation Rights.** A SAR entitles the recipient to receive shares of Class B Stock or cash, or a mixture of shares and cash, equal in value to the appreciation of a share of Class B Stock over its fair market value on the date of grant (or for SARs granted in connection with an option, the applicable option exercise price). SARs may, but need not, be granted in connection with an option. If a SAR is granted in connection with an option, it is exercisable only to the extent, and on the same conditions, that the related option is exercisable. No SAR can be exercised more than 10 years after the date of grant. Except as approved by shareholders, or in connection with a change in the Company's capitalization or similar event, no SAR may be amended to reduce its grant price, or canceled in exchange for cash, another award, or any other consideration at a time when the grant price exceeds the fair market value of the Class B Stock.

• **Stock Awards.** Stock Awards are shares of Class B Stock granted under the Amended Plan, which may be subject to such restrictions as the Committee may determine, including time-based and performance-based vesting conditions. Stock Awards subject to restrictions may be granted as either restricted stock awards (which are shares of Class B Stock that are subject to forfeiture if vesting conditions are not satisfied) or RSUs (which are unfunded, unsecured rights to receive a share of Class B Stock after vesting conditions are satisfied).

CHANGE IN CONTROL

The Amended Plan does not provide for "single-trigger" acceleration if an acquiring company assumes the outstanding awards. Except as otherwise provided in an award agreement, the Amended Plan generally provides for "double-trigger" acceleration of stock options, SARs, and RSUs if there is a Change in Control and the participant's employment is terminated without Cause or for Good Reason between the occurrence of the Change in Control (or Shareholder Approval, if earlier), and the second anniversary of the Change in Control. Vesting will also be accelerated if the Company is acquired and the acquiring company does not assume the outstanding options, SARs and RSUs.

CLAWBACK

Except as otherwise provided in an award agreement, awards under the Amended Plan will be subject to: (1) the Company's Policy for Recoupment of Incentive Compensation as in effect at the time of grant, (2) such other policies regarding clawback or recoupment of incentive compensation as may be subsequently approved by the Committee, (3) any clawback or recoupment provisions set forth in any award agreement, and (4) the requirements of applicable laws and regulations regarding clawback or recoupment of incentive compensation.

CORPORATE MERGERS

The Committee may make awards under the Amended Plan that have terms and conditions that vary from those specified in the Amended Plan when such awards are granted in substitution for, or in connection with the assumption of, existing awards made by another corporation and assumed, or otherwise agreed to be provided for, by the Company in connection with a merger or other similar transaction. Awards granted in substitution for awards of an acquired company will not be counted against shares available under the Amended Plan.

AMENDMENT AND TERMINATION

The Amended Plan will continue until all shares available for issuance under the Stock Incentive Plan have been issued and all restrictions on such shares have lapsed. No awards may be made under the Amended Plan on or after the tenth anniversary of the last shareholder approval increasing the number of shares available for issuance under the Amended Plan. Accordingly, approval of the Amended Plan will extend the term in which awards may be made under the Stock Incentive Plan to September 17, 2030. The Board has the power to suspend, terminate, modify, or amend the Amended Plan at any time, provided that an amendment requires shareholder approval if such approval is required by the rules of any stock exchange on which our Class B Stock is traded.

NEW PLAN BENEFITS

Awards granted under the Amended Plan will be subject to the Committee's discretion, and the Committee has not determined future awards or who might receive them. As a result, the benefits that will be awarded under the Amended Plan are not determinable at this time. The awards granted for fiscal 2020, which would not have changed if the Amended Plan had been in place instead of the Current Plan, are set forth in the following table:

NAME AND POSITION	DOLLAR VALUE ($)	NUMBER OF SHARES / UNITS
John J. Donahoe II President and Chief Executive Officer	44,516,498	1,212,922
Mark G. Parker Executive Chairman, and former President and Chief Executive Officer	9,540,639	350,392
Matthew Friend Executive Vice President and Chief Financial Officer	1,061,678	40,908
Andrew Campion Executive Vice President and Chief Operating Officer, and former Chief Financial Officer	2,766,794	101,614
Hilary K. Krane Executive Vice President, Chief Administrative Officer, and General Counsel	2,766,794	101,614
Monique Matheson Executive Vice President, Global Human Resources	2,766,794	101,614
John F. Slusher Executive Vice President, Global Sports Marketing	2,766,794	101,614
Elliott J. Hill Former President, Consumer and Marketplace	3,100,764	113,878
Eric D. Sprunk Former Chief Operating Officer	3,100,764	113,878
Current executive officers, as a group	65,223,931	1,978,605
Non-employee directors, as a group	1,925,546	21,877
Non-executive officer employees, as a group	1,770,773,706	20,852,608

U.S. FEDERAL INCOME TAX INFORMATION

The following is a general summary of the U.S. federal income tax consequences of awards under the Amended Plan to the Company and to participants in the Amended Plan who are citizens or residents of the United States for U.S. federal tax purposes. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.

STOCK OPTIONS

- **Nonstatutory Stock Options.** A participant receiving nonstatutory stock options should not recognize taxable income at the time of grant. A participant should generally recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the option shares on exercise of the nonstatutory stock options over the exercise price thereof. In general, we will be entitled to deduct from our taxable income the amount that the individual is required to include in ordinary income at the time of such inclusion. Additional special rules apply if a participant exercises a nonstatutory stock option by paying the exercise price, in whole or in part, by the transfer of shares of common stock to the Company.

- **Incentive Stock Options.** A participant granted an incentive stock option will not generally recognize taxable income at the time of grant or, subject to certain conditions, at the time of exercise, although he or she may be subject to alternative minimum tax. If the participant holds the shares acquired upon exercise of an incentive stock option for at least two years after the grant date and for at least one year after the exercise date, upon disposition of the shares by the participant, the difference, if any, between the sale price of the shares and the exercise price of the option will be treated as long-term capital gain or loss. In general, if a disqualifying disposition should occur (i.e., the shares acquired upon exercise of the stock option are disposed of within the later of two years from the date of grant or one year from the date of exercise), a participant will generally recognize ordinary compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on disposition), over the exercise price thereof. We are not entitled to any deduction on account of the grant of incentive stock options or the participant's exercise of the option to acquire common stock. However, in the event of a subsequent disqualifying disposition of such shares of common stock acquired pursuant to the exercise of an incentive stock option under circumstances resulting in taxable compensation to the participant, in general, we should be entitled to a tax deduction equal to the amount treated as taxable compensation to the participant. Additional special rules apply if a participant exercises an incentive stock option by paying the exercise price, in whole or in part, by the transfer of shares of common stock to the Company.

STOCK APPRECIATION RIGHTS

No income will be realized by a participant upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. We will be able to deduct this same amount for U.S. federal income tax purposes.

RESTRICTED STOCK AWARDS

A recipient of a restricted stock award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares on the date the restrictions lapse over the amount, if any, paid by the participant with respect to the shares.

Instead of postponing the federal income tax consequences of a restricted stock award until the restrictions lapse, the participant may elect to recognize compensation taxable as ordinary income in the year of the award in an amount equal to the fair market value of the shares at the time of receipt. This election is made under Section 83(b) of the Code. A Section 83(b) election is made by filing a written notice with the Internal Revenue Service office with which the participant files his or her federal income tax return. The notice must be filed within 30 days of the date of grant of the restricted stock award for which the election is made and must meet certain technical requirements.

The tax treatment of a subsequent disposition of restricted stock will depend upon whether the participant has made a timely and proper Section 83(b) election. If the participant makes a timely and proper Section 83(b) election, when the participant sells the restricted shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. If no Section 83(b) election is made, any disposition after the restrictions lapse generally will result in short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, paid by the participant with respect to the shares, plus the amount of taxable ordinary income recognized by the participant either at the time the restrictions lapsed or at the time of the Section 83(b) election, as the case may be. If the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the participant may not claim a deduction with respect to the income recognized as a result of making a Section 83(b) election.

Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

RESTRICTED STOCK UNITS

A participant generally will not recognize income at the time a restricted stock unit is granted. When any part of a restricted stock unit is issued or paid, the participant generally will recognize compensation taxable as ordinary income at the time of such issuance or payment in an amount equal to the cash and then fair market value of any shares the participant receives.

OTHER AWARDS

The U.S. federal income tax consequences of other awards under the Plan will depend upon the specific terms of each award.

TAX CONSEQUENCES TO THE COMPANY

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

SECTION 409A

We intend that awards granted under the Plan comply with, or otherwise be exempt from, Section 409A of the Code.

TAX WITHHOLDING

The Company is authorized to deduct or withhold from any award granted or payment due under the Plan, or require a participant to remit to the Company, the amount of any withholding taxes due in respect of the award or payment. Tendering shares held by the participant or share withholding for taxes is permitted.

SHAREHOLDER PROPOSAL

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS DISCLOSURE

The following shareholder proposal (the "Proposal") will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Mercy A. Rome, c/o Newground Social Investment, 111 Queen Anne Ave N, Suite 500, Seattle, WA 98109, a beneficial owner of 33 shares of Class B Stock submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the Proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

RESOLVED: That the shareholders of NIKE, Inc. ("NIKE" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to: **(a)** participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or: **(b)** influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

> **a.** The identity of the recipient as well as the amount paid to each; and

> **b.** The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

SUPPORTING STATEMENT

As long-term shareholders of NIKE, we support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show NIKE has contributed at least $2.1 million in corporate funds since the 2010 election cycle (CQMoneyLine: http://moneyline.cq.com; National Institute on Money in State Politics: http://www.followthemoney.org).

However, relying on publicly available data does not provide a complete picture the Company's electoral spending. For example, the Company's payments to trade associations and other tax-exempt groups that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including The Coca-Cola Company, Microsoft Corporation, and Kellogg Company, which present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections.

THEREFORE: Please vote FOR this critical governance reform.

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this Proposal because:

- Our current policies and public disclosures already address many of the items requested by the Proposal;
- In the Board's judgment, more disclosure than we already provide would not be in the best interests of shareholders; and
- NIKE received virtually identical proposals for its Annual Meetings in 2012, 2013, 2015, 2016, 2017, and 2018 and the proposals were rejected by approximately 78%, 82%, 73%, 71%, 70%, and 73%, respectively, of shares voted.

Frankly, we agree with our shareholders.

NIKE is committed to the highest ethical standards when engaging in political activities. We have strong governance practices and accountability in corporate spending on political activities, and maintain a level of transparency that we believe allows shareholders to have the information they need to make informed decisions. This Proposal is unnecessary to achieve these objectives and the proponent offers no new compelling evidence or arguments in support of the Proposal.

NIKE's Political Contributions Policy (the "Policy") is designed to give shareholders confidence that there is proper oversight of political activity and to allow shareholders to assess any risks associated with significant contributions. All of our political contributions and expenditures are made in accordance with the Policy and our objective is to strictly comply with all public reporting laws. Our Policy ensures that political contributions, trade group memberships, and policy statements are made in a manner consistent with NIKE's core values to protect or enhance shareholder value, without regard to the private political preferences of our corporate officers. Our Policy describes the policies and procedures for making corporate political contributions, how they are approved, who must approve them, and how they are reported to the Board's Corporate Responsibility, Sustainability & Governance Committee. Our Policy is available on our website at http://investors.nike.com/investors/corporate-governance.

Consistent with our Policy, we also annually disclose on our website all direct political contributions to any candidate, political party, or ballot initiative in any year that exceed $100,000, and all political contributions in any U.S. state where we make more than 50% of our political contributions in any year. We believe these disclosures provide shareholders meaningful information to assess any risks posed by significant political contributions. Our disclosures are simple, accurate, and clear and we have published them for every year since 2012.

Our Policy also requires that management annually report on compliance with our Policy to the Board's Corporate Responsibility, Sustainability & Governance Committee, and review the strategic priorities for political contributions and trade association affiliations, to ensure they align with the long-term business objectives of the Company.

The additional disclosure requested in this Proposal could place NIKE at a competitive disadvantage by revealing strategies and priorities designed to protect the economic future of NIKE, its employees and its shareholders. Given that parties with interests adverse to NIKE also participate in the political process for their business advantage, any unilateral expanded disclosure could benefit them, while harming the interests of NIKE and its shareholders.

In summary, the Board of Directors believes the Proposal is unnecessary because NIKE has followed a comprehensive policy for oversight and disclosure of political contributions for many years. If adopted, the Proposal would cause NIKE to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our shareholders. Our shareholders have understandably rejected this Proposal six times before.

BOARD RECOMMENDATION



X The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 30, 2020, after giving effect to any transactions that occurred on such date, by (i) each person known to the Company to be the beneficial owner of more than 5 percent of any class of the Company's securities, (ii) each of the directors and nominees for director, (iii) each executive officer listed in the Summary Compensation Table ("Named Executive Officers"), and (iv) all directors, Named Executive Officers, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip H. Knight, the Travis A. Knight 2009 Irrevocable Trust II, and Travis A. Knight in his capacity as the Trustee of such Trust. In addition, unless otherwise indicated, all persons named below can be reached c/o Ann M. Miller, Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Cathleen A. Benko	Class B	6,308	—
Elizabeth J. Comstock	Class B	58,809 [3]	—
John G. Connors	Class B	110,890 [3]	—
Timothy D. Cook	Class B	95,809 [3]	—
John J. Donahoe II[5]	Class B	21,041	—
Thasunda B. Duckett	Class B	1,918	—
Alan B. Graf, Jr.	Class B	190,801	—
Peter B. Henry	Class B	4,046	—
Travis A. Knight	Class A	40,756,369 [4]	12.9%
	Class B	40,778,638 [4]	3.2%
Mark G. Parker[5]	Class B	4,437,366 [3][6]	0.4%
Michelle A. Peluso	Class B	21,143	—
John W. Rogers, Jr.	Class B	12,851	—
John R. Thompson, Jr.	Class B	82,693 [7]	—
Andrew Campion[5]	Class B	517,251 [3]	—
Matthew Friend[5]	Class B	196,033 [3]	—
Hilary K. Krane[5]	Class B	596,172 [3][6]	—
Monique Matheson[5]	Class B	273,039 [3][6]	—
John F. Slusher[5]	Class B	595,335 [3][6]	—
Elliott J. Hill[5]	Class B	355,838 [3]	—
Eric D. Sprunk[5]	Class B	517,664 [3]	—

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Sojitz Corporation of America 1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204	Preferred [8]	300,000	100.0%
Philip H. Knight One Bowerman Drive, Beaverton, OR 97005	Class A	29,154,487 [9]	9.3%
	Class B	40,540,174 [10]	3.2%
Swoosh, LLC 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	236,000,000 [11]	74.9%
	Class B	236,000,000	15.9%
Travis A. Knight 2009 Irrevocable Trust II 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	40,756,369 [4]	12.9%
	Class B	40,756,369 [4]	3.2%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	Class B	106,539,047 [12]	8.6%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	Class B	89,487,665 [13]	7.2%
All directors and executive officers as a group (17 persons)	Class A	40,756,369 [4]	12.9%
	Class B	47,520,773 [3][4]	3.8%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) These amounts include the right to acquire the following numbers of shares within 60 days after June 30, 2020 pursuant to the exercise of stock options: 42,000 shares for Ms. Comstock, 66,000 shares for Mr. Connors, 66,000 shares for Mr. Cook, 2,560,000 shares for Mr. Parker, 313,750 shares for Mr. Campion, 159,700 shares for Mr. Friend, 386,000 shares for Ms. Krane, 173,750 shares for Ms. Matheson, 337,500 shares for Mr. Slusher, 175,000 shares for Mr. Hill, 288,750 shares for Mr. Sprunk, and 3,915,200 shares for the executive officer and director group.

(4) Includes 21,613,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust"), of which Mr. Travis Knight is the Trustee, and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein. On June 30, 2016, a wholly owned subsidiary of the Trust acquired all of the voting units in Swoosh, LLC. Mr. Travis Knight disclaims beneficial ownership of all securities held by Swoosh, LLC.

(5) Named Executive Officer listed in the Summary Compensation Table.

(6) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 36,390 shares for Mr. Parker, 119 shares for Ms. Krane, 11,521 shares for Ms. Matheson, and 2,805 shares for Mr. Slusher.

(7) Includes 33,884 shares credited to Mr. Thompson's account under the NIKE, Inc. Deferred Compensation Plan.

(8) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(9) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(10) Does not include: (a) 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse, and (b) 22,336,056 shares of Class B Stock held by the Knight Foundation, a charitable foundation in which Mr. Philip Knight and his spouse are directors. Mr. Philip Knight has disclaimed ownership of all such shares.

(11) Information provided as of October 29, 2019 in the Form 4 filed by the shareholder.

(12) Information provided as of February 12, 2020 in Schedule 13G filed by the shareholder.

(13) Information provided as of February 5, 2020 in Schedule 13G filed by the shareholder.

TRANSACTIONS WITH RELATED PERSONS

Philip H. Knight, the father of NIKE director Travis A. Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip H. Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2020, as Chairman Emeritus, Mr. Knight received an annual salary of $500,000, and medical and dental insurance coverage generally available to employees.

In connection with his retirement and in recognition of his substantial service and unique insights and experience, the Company entered into a consulting agreement with John R. Thompson, Jr., a member of the Company's Board in fiscal 2020. Pursuant to the terms of the agreement, effective June 1, 2020, Mr. Thompson serves as Director Emeritus of the Company and, when and as required by the Board, provides consulting services and advice to the Board and other officers of the Company as the Board may specify until such time as either party terminates the agreement by providing 30 days' written notice. As Director Emeritus, Mr. Thompson is eligible to attend meetings of the Board and certain committees as a non-voting observer. For his services and commitment, the Company will pay Mr. Thompson the same compensation and benefits he would have been eligible to receive for his service as a non-employee director as of June 1, 2020, which equals approximately $267,000, and reimburse him for reasonable expenses incurred in connection with his services.

Eric Sprunk's daughter, Nicole Sprunk, was employed by the Company in a non-executive role in fiscal 2020 as a Brand Director. During fiscal 2020, the Company paid aggregate compensation to Nicole Sprunk of $330,113, comprised of salary, bonus, the value of stock granted, certain maternity leave benefits and matching contributions to the Company-sponsored retirement plan. The compensation and benefits received by Nicole Sprunk were consistent with compensation paid to other employees holding similar positions.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company or that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board of Directors during fiscal 2020 were Timothy D. Cook, Cathleen A. Benko, and Elizabeth J. Comstock. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2020.

OTHER MATTERS

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

SHAREHOLDER PROPOSALS

A proposal by a shareholder for inclusion in the Company's proxy statement and form of proxy for the 2021 annual meeting of shareholders must be received by Ann M. Miller, Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, on or before April 8, 2021 to be eligible for inclusion. Rules under the Securities Exchange Act of 1934, as amended, describe standards as to the submission of shareholder proposals. In addition, the Company's Bylaws require that any shareholder wishing to make a nomination for director, or wishing to introduce a proposal or other business at a shareholder meeting must give the Company at least 60 days' advance written notice, which for the 2021 annual meeting of shareholders is July 18, 2021, and that notice must meet certain other requirements described in the Bylaws.

For the Board of Directors,

Ann M. Miller
Vice President, Corporate Secretary, and Chief Ethics & Compliance Officer

NIKE, INC. STOCK INCENTIVE PLAN
As amended as of June 17, 2020

1. <u>Purpose</u>. The purpose of this Stock Incentive Plan (the "***Plan***") is to enable NIKE, Inc. (the "***Company***") to attract and retain experienced officers, directors, employees, consultants, advisors, and independent contractors and to provide an incentive for them to apply their best efforts on behalf of the Company.

2. <u>Shares Subject to the Plan</u>.

(a) <u>Shares Authorized</u>. Subject to adjustment as provided below and in paragraph 9, the shares to be offered under the Plan shall consist of Class B Common Stock of the Company ("***Shares***"), and the total number of Shares that may be issued under the Plan shall not exceed seven hundred ninety-eight million (798,000,000) Shares (the "***Plan Limit***").

(b) <u>Share Usage</u>. If an option or stock appreciation right granted under the Plan expires, terminates or is canceled, the unissued Shares subject to such option or stock appreciation right shall again be available under the Plan. If any Shares issued pursuant to a Stock Award (as defined in paragraph 7) are forfeited to the Company, or the award expires, terminates or is canceled, the number of Shares forfeited or unissued shall again be available under the Plan. Upon the exercise of an option or stock appreciation right, the number of Shares reserved for issuance under the Plan shall be reduced by the number of Shares issued upon such exercise, plus the number of Shares, if any, withheld upon exercise as full or partial payment of the exercise price or to satisfy the tax withholding amount. Cash payments of stock appreciation rights shall not reduce the number of Shares reserved for issuance under the Plan. Upon the issuance of Shares under a Stock Award, the number of Shares reserved for issuance under the Plan shall be reduced by the number of Shares issued. For all purposes of this paragraph 2(b), the number of Shares "issued" pursuant to a Stock Award shall be net of any Shares withheld to satisfy tax withholding obligations with respect to the award. The number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional Shares subject or paid with respect to an award.

(c) <u>Fungible Share Provision</u>. Any Shares subject to an option or stock appreciation right granted under the Plan shall be counted against the Plan Limit as one Share for every one Share subject to such option or stock appreciation right, except that a stock appreciation right payable solely in cash shall not be counted against the Plan Limit. Any Shares issued pursuant to a Stock Award shall be counted against the Plan Limit as one Share for every one Share so issued; provided, however, that if the aggregate number of Shares issued pursuant to Stock Awards and Share-denominated awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "***Code***"), and the regulations thereunder ("***Performance-Based Awards***") granted after July 16, 2010 exceeds the Full Value Limit (as defined below), any excess Shares issued under those awards shall be counted against the Plan Limit as two and eight-tenths (2.8) Shares for every one Share so issued. If any Shares issued pursuant to a Stock Award or a Performance-Based Award are counted against the Plan Limit as two and eight-tenths (2.8) Shares as provided above, and any Shares issued pursuant to a Stock Award or a Performance-Based Award are subsequently forfeited to the Company, the number of Shares that again become available under the Plan shall be equal to the number of Shares forfeited (up to the aggregate number of Shares previously counted against the Plan Limit as two and eight-tenths (2.8) Shares) multiplied by two and eight-tenths (2.8). Subject to adjustment as provided in paragraph 9, the "***Full Value Limit***" shall equal twenty-five million (25,000,000) Shares plus the number of Shares issued pursuant to Stock Awards granted on or before July 16, 2010 that are forfeited to the Company or withheld to satisfy tax withholding obligations after July 16, 2010.

(d) <u>Award Limits</u>.

(i) <u>Incentive Stock Options</u>. Subject to adjustment under paragraph 9, a maximum of seven hundred ninety-eight million (798,000,000) Shares shall be available for issuance under incentive stock options as defined in Section 422 of the Code ("***Incentive Stock Options***").

(ii) <u>Limits on Awards to Non-Employee Directors</u>. No Non-Employee Director may be granted any award or awards denominated in Shares that exceed in the aggregate $500,000 in value (such value computed as of the date of grant in accordance with applicable financial accounting rules) in any fiscal year, plus an additional $500,000 in value for one-time awards to a newly appointed or elected Non-Employee Director. A "***Non-Employee Director***" is any member of the Board of Directors who is not an employee of the Company.

(e) <u>Dividends</u>. Participants in the Plan may, if the Committee (as defined in paragraph 4) so determines, be credited with dividends or dividend equivalents for dividends paid with respect to Shares underlying an award in a manner determined by the Committee in its sole discretion, provided that with respect to awards that are subject to achievement of performance goals, any such credited dividends or dividend equivalents may only be paid with respect to the portion of such awards that is actually earned.

The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of the Class B Common Stock, restricted stock or restricted stock units.

3. <u>Duration of Plan</u>. The Plan shall continue in effect until all Shares available for issuance under the Plan have been issued and all restrictions on such Shares have lapsed; provided, however, that no awards shall be made under the Plan on or after the 10th anniversary of the last action by the shareholders approving any amendment to the Plan or amendment and restatement of the Plan to increase the number of Shares available for issuance under the Plan. The Board of Directors may suspend or terminate the Plan at any time except with respect to awards and Shares subject to restrictions then outstanding under the Plan. Termination shall not affect any outstanding awards or the forfeitability of Shares issued under the Plan.

4. <u>Administration</u>. The Plan shall be administered by a committee appointed by the Board of Directors of the Company consisting of not less than two directors (the "**Committee**"), which shall determine and designate from time to time the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards, except that only the Board of Directors may amend or terminate the Plan as provided in paragraphs 3 and 13. Subject to the provisions of the Plan, the Committee may from time to time adopt and amend rules and regulations relating to administration of the Plan, adopt forms of award agreements setting out the terms and conditions of the awards, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to Shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Committee necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect, and it shall be the sole and final judge of such expediency. The Committee may allocate among its members and delegate to any person who is not a member of the Committee any of its powers, responsibilities or duties.

5. <u>Types of Awards; Eligibility; General Terms of Awards</u>.

(a) <u>Awards</u>. The Committee may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options as provided in paragraph 6(b); (ii) grant options other than Incentive Stock Options ("**Non-Statutory Stock Options**") as provided in paragraph 6(c); (iii) grant Stock Awards, including restricted stock and restricted stock units, as provided in paragraph 7; and (iv) grant stock appreciation rights as provided in paragraph 8.

(b) <u>Eligibility</u>. Any such awards may be made to employees, including employees who are officers or directors, of the Company or any parent or subsidiary corporation of the Company and to other individuals described in paragraph 1; provided, however, that only employees of the Company shall be eligible to receive Incentive Stock Options under the Plan. The Committee shall select the individuals to whom awards shall be made. The Committee shall specify the action taken with respect to each individual to whom an award is made under the Plan.

(c) <u>Termination of Service</u>. For purposes of the Plan, service means service as a Non-Employee Director, consultant, advisor or independent contractor of the Company or a parent or subsidiary corporation of the Company and termination of service means termination of employment or service.

6. <u>Option Grants</u>.

(a) <u>Grant</u>. The Committee may grant options under the Plan. With respect to each option grant, the Committee shall determine the number of Shares subject to the option, the option price, the period of the option, the time or times at which the option may be exercised and whether the option is an Incentive Stock Option or a Non-Statutory Stock Option.

(b) <u>Incentive Stock Options</u>. Incentive Stock Options shall be subject to the following terms and conditions:

(i) An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary of the Company only if the option price is at least 110 percent of the fair market value of the Shares subject to the option on the date it is granted, as described in paragraph 6(b)(iii), and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

(ii) Subject to paragraphs 6(b)(i) and 6(d), Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Committee, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

(iii) The option price per share shall be determined by the Committee at the time of grant. Subject to paragraph 6(b)(i), the option price shall not be less than 100 percent of the fair market value of the Shares covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be deemed to be the closing price of the Class B Common Stock of the Company as reported in the New York Stock Exchange Composite Transactions in the Wall Street Journal on the date the option is granted, or if there has been no sale on that date, on the last preceding date on which a sale occurred, or such other reported value of the Class B Common Stock of the Company as shall be specified by the Committee.

(iv) No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board of Directors approving an increase in the number of Shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.

(c) Non-Statutory Stock Options. The option price for Non-Statutory Stock Options shall be determined by the Committee at the time of grant. The option price may not be less than 100 percent of the fair market value of the Shares covered by the Non-Statutory Stock Option on the date the option is granted. The fair market value of Shares covered by a Non-Statutory Stock Option shall be determined pursuant to paragraph 6(b)(iii). No Non-Statutory Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

(d) Exercise of Options. Except as provided in the applicable award agreement, no option granted under the Plan may be exercised unless at the time of such exercise the optionee is employed by or providing services to the Company or any parent or subsidiary corporation of the Company and shall have been so employed or providing services continuously since the date such option was granted. Absence on leave or on account of illness or disability under rules established by the Committee shall not, however, be deemed an interruption of employment or service for this purpose. Except as provided in paragraphs 9 and 10, options granted under the Plan may be exercised from time to time over the period stated in each option in such amounts and at such times as shall be prescribed by the Committee, provided that options shall not be exercised for fractional Shares. Unless otherwise determined by the Committee, if the optionee does not exercise an option in any one year with respect to the full number of Shares to which the optionee is entitled in that year, the optionee's rights shall be cumulative and the optionee may purchase those Shares in any subsequent year during the term of the option.

(e) Nontransferability. Except as provided below, each stock option granted under the Plan by its terms shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, and each option by its terms shall be exercisable during the optionee's lifetime only by the optionee. A stock option may be transferred by will or by the laws of descent and distribution of the state or country of the optionee's domicile at the time of death. A Non-Statutory Stock Option shall also be transferable pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act. The Committee may, in its discretion, authorize all or a portion of a Non-Statutory Stock Option granted to an optionee to be on terms which permit transfer by the optionee to (i) the spouse, children or grandchildren of the optionee ("***Immediate Family Members***"), (ii) a trust or trusts for the exclusive benefit of Immediate Family Members, or (iii) a partnership in which Immediate Family Members are the only partners, provided that (x) there may be no consideration for any transfer, (y) the option agreement pursuant to which the options are granted must expressly provide for transferability in a manner consistent with this paragraph, and (z) subsequent transfers of transferred options shall be prohibited except by will or by the laws of descent and distribution. Following any transfer, options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of paragraphs 6(d), 6(f), 9 and 10 the term "optionee" shall be deemed to refer to the transferee. The events of termination of service as set forth in the applicable award agreement shall continue to be applied with respect to the original optionee, following which the options shall be exercisable by the transferee only to the extent, and for the periods specified, and all other references to employment or service, termination of service, life or death of the optionee, shall continue to be applied with respect to the original optionee.

(f) Purchase of Shares. Unless the Committee determines otherwise, Shares may be acquired pursuant to an option granted under the Plan only upon receipt by the Company of notice from the optionee of the optionee's intention to exercise, specifying the number of Shares as to which the optionee desires to exercise the option and the date on which the optionee desires to complete the transaction, and if required in order to comply with the Securities Act of 1933, as amended, containing a representation that it is the optionee's present intention to acquire the Shares for investment and not with a view to distribution. Unless the Committee determines otherwise, on or before the date specified for completion of the purchase of Shares pursuant to an option, the optionee must have paid the Company the full purchase price of such Shares in cash or with the consent of the Committee, in whole or in part, in Class B Common Stock of the Company valued at fair market value, or by having the Company withhold shares of Class B Common Stock of the Company that would otherwise be issued on exercise of the option that have an aggregate fair market value equal to the aggregate purchase price of the Shares being purchased under the option. The fair market value of Class B Common Stock of the Company provided in payment of the purchase price shall be the closing price of the Class B Common Stock of the Company as reported in the New York Stock Exchange Composite Transactions in the Wall Street Journal or such other reported value of the Class B Common Stock of the Company as shall be specified by the Committee, on the date the option is exercised, or if such date is not a trading day, then on the immediately preceding trading day. No Shares shall be issued until full payment therefor has been made. With the consent of the Committee, an optionee may request the Company to apply automatically the Shares to be received upon the exercise of a portion of a stock option to satisfy the purchase price for additional portions of the option. Each optionee who has exercised an option shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If additional withholding is or becomes required beyond any amount deposited before delivery of the Shares, the optionee shall pay such amount to the Company on demand. If the optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the optionee, including salary, subject to applicable law. With the consent of the Committee, an optionee may satisfy the minimum statutory withholding obligation, in whole or in part, by having the Company withhold from the Shares to be issued upon the exercise that number of Shares that would satisfy the withholding amount due or by delivering Class B Common Stock of the Company to the Company to satisfy the withholding amount.

(g) No Repricing. Except for actions approved by the shareholders of the Company or adjustments made pursuant to paragraph 9, the option price for an outstanding option granted under the Plan may not be decreased after the date of grant nor may the Company grant a new option or pay any cash or other consideration (including another award under the Plan) in exchange for any outstanding option granted under the Plan at a time when the option price of the outstanding option exceeds the fair market value of the Shares covered by the option.

7. Stock Awards. The Committee may grant Shares as stock awards under the Plan ("**Stock Awards**"). Stock Awards shall be subject to the terms, conditions, and restrictions determined by the Committee, including time-based and performance-based vesting conditions. The restrictions may include restrictions concerning transferability and forfeiture of the Shares awarded, together with such other restrictions as may be determined by the Committee. Stock Awards subject to restrictions may be either restricted stock awards under which Shares are issued immediately upon grant subject to forfeiture if vesting conditions are not satisfied, or restricted stock unit awards under which Shares are not issued until after vesting conditions are satisfied. Restricted stock awards may be evidenced in such manner as the Committee deems appropriate, in its sole discretion, including book-entry registration (in which case the restrictions shall be placed on the book-entry registration) or issuance of one or more stock certificates (in which case the certificates shall bear any legends required by the Committee). The Committee may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Committee. The Company may require any recipient of a Stock Award to pay to the Company in cash upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the recipient fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the recipient, including salary, subject to applicable law. With the consent of the Committee, a recipient may satisfy the minimum statutory withholding obligation, in whole or in part, by having the Company withhold from the awarded Shares that number of Shares that would satisfy the withholding amount due or by delivering Class B Common Stock of the Company to the Company to satisfy the withholding amount.

8. Stock Appreciation Rights.

(a) Grant. Stock appreciation rights may be granted under the Plan by the Committee, subject to such rules, terms, and conditions as the Committee prescribes.

(b) Exercise.

(i) A stock appreciation right shall be exercisable only at the time or times established by the Committee, except that no stock appreciation right shall be exercisable after the expiration of 10 years from the date it is granted. If a stock appreciation right is granted in connection with an option, the stock appreciation right shall be exercisable only to the extent and on the same conditions that the related option could be exercised. Upon exercise of a stock appreciation right, any option or portion thereof to which the stock appreciation right relates terminates. If a stock appreciation right is granted in connection with an option, upon exercise of the option, the stock appreciation right or portion thereof to which the option relates terminates.

(ii) The Committee may withdraw any stock appreciation right granted under the Plan at any time and may impose any conditions upon the exercise of a stock appreciation right or adopt rules and regulations from time to time affecting the rights of holders of stock appreciation rights. Such rules and regulations may govern the right to exercise stock appreciation rights granted before adoption or amendment of such rules and regulations as well as stock appreciation rights granted thereafter.

(iii) Each stock appreciation right shall entitle the holder, upon exercise, to receive from the Company in exchange therefor an amount equal in value to the excess of the fair market value on the date of exercise of one Share over its fair market value on the date of grant or such higher amount as the Committee may determine (or, in the case of a stock appreciation right granted in connection with an option, the option price per Share under the option to which the stock appreciation right relates), multiplied by the number of Shares covered by the stock appreciation right or the option, or portion thereof, that is surrendered. Payment by the Company upon exercise of a stock appreciation right may be made in Shares valued at fair market value, in cash, or partly in Shares and partly in cash, all as determined by the Committee.

(iv) For purposes of this paragraph 8, the fair market value of the Class B Common Stock of the Company on the date a stock appreciation right is exercised shall be the closing price of the Class B Common Stock of the Company as reported in the New York Stock Exchange Composite Transactions in the Wall Street Journal, or such other reported value of the Class B Common Stock of the Company as shall be specified by the Committee, on the date the stock appreciation right is exercised, or if such date is not a trading day, then on the immediately preceding trading day.

(v) No fractional Shares shall be issued upon exercise of a stock appreciation right. In lieu thereof, cash shall be paid in an amount equal to the value of the fractional share.

(vi) Each stock appreciation right granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder's domicile at the time of death, and each stock appreciation right by its terms shall be exercisable during the holder's lifetime only by the holder; provided, however, that a stock appreciation right not granted in connection with an Incentive Stock Option shall also be transferable pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act.

(vii) Each participant who has exercised a stock appreciation right shall, upon notification of the amount due, pay to the Company in cash amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant including salary, subject to applicable law. With the consent of the Committee a participant may satisfy the minimum statutory obligation, in whole or in part, by having the Company withhold from any Shares to be issued upon the exercise that number of Shares that would satisfy the withholding amount due or by delivering Class B Common Stock of the Company to the Company to satisfy the withholding amount.

(c) No Repricing. Except for actions approved by the shareholders of the Company or adjustments made pursuant to paragraph 9, the grant price for an outstanding stock appreciation right granted under the Plan may not be decreased after the date of grant nor may the Company grant a new stock appreciation right or pay any cash or other consideration (including another award under the Plan) in exchange for any outstanding stock appreciation right granted under the Plan at a time when the grant price of the outstanding stock appreciation right exceeds the fair market value of the Shares covered by the stock appreciation right.

9. Changes in Capital Structure. If the outstanding Shares are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, stock split, combination of shares, dividend payable in shares, or large nonrecurring cash dividend, the authorization limits under paragraphs 2(a), 2(c) and 2(d)(i) shall be adjusted proportionately. In addition, the number and kind of shares subject to outstanding awards, and the exercise price of outstanding options and stock appreciation rights shall be adjusted, to the end that the recipient's proportionate interest is maintained as before the occurrence of such event. The Committee may also require that any securities issued in respect of or exchanged for Shares issued hereunder that are subject to restrictions be subject to similar restrictions. Notwithstanding the foregoing, the Committee shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Committee. Any adjustments made pursuant to this paragraph 9 shall be conclusive.

10. Sale of the Company; Change in Control.

(a) Sale of the Company. Unless otherwise provided in the applicable award agreement, if during the term of an option, stock appreciation right or restricted stock unit award, there shall occur a merger, consolidation or plan of exchange involving the Company pursuant to which outstanding Shares are converted into cash or other stock, securities or property, or a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, then either:

(i) the option, stock appreciation right or restricted stock unit award shall be converted into an option, stock appreciation right or restricted stock unit award to acquire stock of the surviving or acquiring corporation in the applicable transaction for a total purchase price equal to the total price applicable to the unexercised portion of the option, stock appreciation right or restricted stock unit award, and with the amount and type of shares subject thereto and exercise price per share thereof to be conclusively determined by the Committee, taking into account the relative values of the companies involved in the applicable transaction and the exchange rate, if any, used in determining shares of the surviving corporation to be held by holders of Shares following the applicable transaction, and disregarding fractional shares; or

(ii) all unissued Shares subject to restricted stock unit awards shall be issued immediately prior to the consummation of such transaction, all options and stock appreciation rights will become exercisable for 100 percent of the Shares subject to the option or stock appreciation right effective as of the consummation of such transaction, and the Committee shall approve some arrangement by which holders of options and stock appreciation rights shall have a reasonable opportunity to exercise all such options and stock appreciation rights effective as of the consummation of such transaction or otherwise realize the value of these awards, as determined by the Committee. Any option or stock appreciation right that is not exercised in accordance with procedures approved by the Committee shall terminate.

(b) Change in Control. Unless otherwise provided in the applicable award agreement, if paragraph 10(a)(ii) does not apply, all options and stock appreciation rights granted under the Plan shall become exercisable in full for a remaining term extending until the earlier of the expiration date of the applicable option or stock appreciation right or the expiration of four years after the date of termination of service, and all Stock Awards shall become fully vested , if a Change in Control occurs and at any time after the earlier of Shareholder Approval (as defined below), if any, or the Change in Control and on or before the second anniversary of the Change in Control, (i) the award holder's service is terminated by the Company (or its successor) without Cause (as defined below), or (ii) the award holder's service is terminated by the award holder for Good Reason (as defined below).

(i) For purposes of the Plan, a "**Change in Control**" of the Company shall mean the occurrence of any of the following events:

(A) At any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company ("**Incumbent Directors**") shall cease for any reason to constitute at least a majority thereof; provided, however, that the term "Incumbent Director" shall also include each new director elected during such two-year period whose nomination or election was approved by two-thirds of the Incumbent Directors then in office;

(B) At any time that the holders of the Class A Common Stock of the Company have the right to elect (voting as a separate class) a majority of the members of the Board of Directors, any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) shall, as a result of a tender or exchange offer, open market purchases or privately negotiated purchases from anyone other than the Company, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50 percent of the then outstanding Class A Common Stock of the Company;

(C) At any time after such time as the holders of the Class A Common Stock of the Company cease to have the right to elect (voting as a separate class) a majority of the members of the Board of Directors, any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) shall, as a result of a tender or exchange offer, open market purchases or privately negotiated purchases from anyone other than the Company, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company ordinarily having the right to vote for the election of directors ("**Voting Securities**") representing 30 percent or more of the combined voting power of the then outstanding Voting Securities;

(D) A consolidation, merger or plan of exchange involving the Company ("**Merger**") as a result of which the holders of outstanding Voting Securities immediately prior to the Merger do not continue to hold at least 50 percent of the combined voting power of the outstanding Voting Securities of the surviving corporation or a parent corporation of the surviving corporation immediately after the Merger, disregarding any Voting Securities issued to or retained by such holders in respect of securities of any other party to the Merger; or

(E) A sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company.

(ii) For purposes of the Plan, "**Shareholder Approval**" shall mean approval by the shareholders of the Company of a transaction, the consummation of which would be a Change in Control.

(iii) For purposes of this Plan, "**Cause**" shall mean (A) the willful and continued failure to perform substantially the award holder's reasonably assigned duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness) after a demand for substantial performance is delivered to the award holder by the Company which specifically identifies the manner in which the Company believes that the award holder has not substantially performed the award holder's duties, or (B) the willful engagement in illegal conduct which is materially and demonstrably injurious to the Company. No act, or failure to act, shall be considered "willful" if the award holder reasonably believed that the action or omission was in, or not opposed to, the best interests of the Company.

(iv) For purposes of the Plan, "***Good Reason***" shall mean (A) the assignment of a different title, job or responsibilities that results in a material decrease in the level of responsibility of the award holder after Shareholder Approval, if applicable, or the Change in Control when compared to the award holder's level of responsibility for the Company's operations prior to Shareholder Approval, if applicable, or the Change in Control; provided that Good Reason shall not exist if the award holder continues to have the same or a greater general level of responsibility for Company operations after the Change in Control as the award holder had prior to the Change in Control even if the Company operations are a subsidiary or division of the surviving company, (B) a reduction in the award holder's base pay as in effect immediately prior to Shareholder Approval, if applicable, or the Change in Control, (C) a material reduction in the total package of benefits available to the award holder under cash incentive, stock incentive and other employee benefit plans after Shareholder Approval, if applicable, or the Change in Control compared to the total package of such benefits as in effect prior to Shareholder Approval, if applicable, or the Change in Control, or (D) the award holder is required to be based more than 50 miles from where the award holder's office is located immediately prior to Shareholder Approval, if applicable, or the Change in Control except for required travel on company business to an extent substantially consistent with the business travel obligations which the award holder undertook on behalf of the Company prior to Shareholder Approval, if applicable, or the Change in Control. Notwithstanding any provision in this Plan to the contrary, a termination of an employment or other service relationship by the award holder will not be for Good Reason unless (1) the award holder notifies the Company in writing of the existence of the condition that the award holder believes constitutes Good Reason within thirty (30) days of the initial existence of such condition (which notice specifically identifies such condition), (2) the Company fails to remedy such condition within thirty (30) days after the date that it receives such notice (the "***Remedial Period***"), and (3) the award holder actually terminates the award holder's employment or other service relationship within thirty (30) days after the expiration of the Remedial Period. If the award holder terminates his or her employment or other service relationship before the expiration of the Remedial Period or after the Company remedies the condition, then the award holder's termination will not be considered to be for Good Reason.

11. <u>Corporate Mergers, Acquisitions, etc</u>. The Committee may also grant options, stock appreciation rights and Stock Awards under the Plan having terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights or Stock Awards issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or a parent or subsidiary corporation of the Company is a party. The number of Shares available for issuance under the Plan shall not be reduced to reflect any awards granted in substitution for awards of an acquired company.

12. <u>Clawback Policy</u>. Unless otherwise provided in the applicable award agreement, all awards under the Plan shall be subject to (a) any applicable securities, tax and stock exchange laws, rules and regulations relating to the recoupment or clawback of incentive compensation, (b) the NIKE, Inc. Policy for Recoupment of Incentive Compensation as approved by the Committee and in effect at the time of grant, (c) such other policy for clawback or recoupment of incentive compensation as may subsequently be approved from time to time by the Committee, and (d) any clawback or recoupment provisions set forth in the agreement evidencing the award.

13. <u>Amendment of Plan</u>. The Board of Directors may at any time, and from time to time, modify or amend the Plan in such respects as it shall deem advisable because of changes in the law while the Plan is in effect or for any other reason, provided that no amendment of the Plan shall be made without shareholder approval if shareholder approval of the amendment is at the time required by the rules of any stock exchange on which the Class B Stock may then be listed. Except as provided in paragraphs 8, 9 and 10, however, no change in an award already granted shall be made without the written consent of the holder of such award.

14. <u>Approvals</u>. The obligations of the Company under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange or trading system on which the Company's shares may then be listed or admitted for trading, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Class B Common Stock under the Plan if such issuance or delivery would violate applicable state or federal securities laws.

15. <u>Employment and Service Rights</u>. Nothing in the Plan or any award pursuant to the Plan shall (a) confer upon any participant any right to be continued in the employment of or service with the Company or any parent or subsidiary corporation of the Company or interfere in any way with the right of the Company or any parent or subsidiary corporation of the Company by whom such participant is employed or to whom such participant is providing services to terminate such participant's employment or service at any time, for any reason, with or without cause, or to increase or decrease such participant's compensation or benefits, or (b) confer upon any person engaged by the Company any right to be employed or retained by the Company or to the continuation, extension, renewal, or modification of any compensation, contract, or arrangement with or by the Company.

16. <u>Rights as a Shareholder</u>. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any Shares until the date such Shares are actually issued to the recipient. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date of such issuance.

17. <u>Choice of Law and Venue</u>. The Plan, all awards granted thereunder and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Oregon. For purposes of litigating any dispute that arises under the Plan, all awards granted thereunder and all determinations made and actions taken pursuant thereto, the parties hereby submit to and consent to the jurisdiction of, and agree that such litigation shall be conducted in, the courts of Washington County, Oregon or the United States District Court for the District of Oregon, where this Agreement is made and/or to be performed.

18. <u>Section 409A</u>.

(a) All awards made under the Plan that are intended to be "deferred compensation" subject to Section 409A of the Code ("**Section 409A**") will be interpreted, administered and construed to comply with Section 409A, and all awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board of Directors and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between this paragraph 18 of the Plan and a provision of any award or award agreement with respect to an award, this paragraph 18 of the Plan will govern.

(b) Without limiting the generality of paragraph 18(a), with respect to any award made under the Plan that is intended to be "deferred compensation" subject to Section 409A:

(i) any payment due upon a recipient's termination of employment will be paid only upon such recipient's separation from service from the Company within the meaning of Section 409A ;

(ii) any payment due upon a change in control of the Company will be paid only if such change in control constitutes a "change in ownership" or "change in effective control" within the meaning of Section 409A, and in the event that such change in control does not constitute a "change in the ownership" or "change in the effective control" within the meaning of Section 409A, such award will vest upon the change in control and any payment will be delayed until the first compliant date under Section 409A;

(iii) any payment to be made with respect to any award (or any other payment under this Plan) that would be subject to the limitations in Section 409A(a)(2)(B) of the Code will be delayed until six months after the recipient's separation from service (or earlier death) in accordance with the requirements of Section 409A;

(iv) to the extent necessary to comply with Section 409A, any other securities, other awards or other property that the Company may deliver in lieu of Shares in respect of an award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the Shares that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);

(v) if the award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the recipient's right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

(vi) if the award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the recipient's right to the dividend equivalents will be treated separately from the right to other amounts under the award; and

(vii) for purposes of determining whether the recipient has experienced a separation from service from the Company within the meaning of Section 409A, "subsidiary" will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

ANNUAL
MEETING
AND
PROXY STATEMENT

September 17, 2020



Whether or not you plan to attend the meeting, please sign and date the enclosed proxy card and return it in the enclosed envelope, or vote online or by telephone following the instructions on the proxy card.



NIKE, INC.
ANN M. MILLER
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 16, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2020**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 16, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D21035-P43098   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NIKE, INC.

The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1, a vote FOR Proposals 2, 3, and 4, and a vote AGAINST Proposal 5.

1. Class A director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Cathleen A. Benko	☐	☐
1b.	Elizabeth J. Comstock	☐	☐
1c.	John G. Connors	☐	☐
1d.	Timothy D. Cook	☐	☐
1e.	John J. Donahoe II	☐	☐
1f.	Thasunda B. Duckett	☐	☐
1g.	Travis A. Knight	☐	☐
1h.	Mark G. Parker	☐	☐
1i.	John W. Rogers, Jr.	☐	☐

		For	Against	Abstain
2.	To approve executive compensation by an advisory vote.	☐	☐	☐
3.	To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4.	To approve the Nike, Inc. Stock Incentive Plan, as amended and restated.	☐	☐	☐
5.	To consider a shareholder proposal regarding political contributions disclosure.	☐	☐	☐
6.	To transact such other business as may properly come before the meeting.			

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials for the Annual Meeting are available at www.proxyvote.com.

D21036-P43098

Proxy - NIKE, INC.

CLASS A COMMON STOCK PROXY

**SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 17, 2020**

The undersigned hereby appoints Mark G. Parker, Travis A. Knight, and Michelle A. Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class A Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 17, 2020, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, FOR PROPOSALS 2, 3, AND 4, AND AGAINST PROPOSAL 5. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side



NIKE, INC.
ANN M. MILLER
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 16, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2020**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 16, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D21037-P43098   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NIKE, INC.

The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1, a vote FOR Proposals 2, 3, and 4, and a vote AGAINST Proposal 5.

1. Class B director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Alan B. Graf, Jr.	☐	☐
1b.	Peter B. Henry	☐	☐
1c.	Michelle A. Peluso	☐	☐

		For	Against	Abstain
2.	To approve executive compensation by an advisory vote.	☐	☐	☐
3.	To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4.	To approve the Nike, Inc. Stock Incentive Plan, as amended and restated.	☐	☐	☐
5.	To consider a shareholder proposal regarding political contributions disclosure.	☐	☐	☐

6. To transact such other business as may properly come before the meeting.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials for the Annual Meeting are available at www.proxyvote.com.

D21038-P43098

Proxy - NIKE, INC.

CLASS B COMMON STOCK PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS SEPTEMBER 17, 2020

The undersigned hereby appoints Mark G. Parker, Travis A. Knight, and Michelle A. Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class B Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 17, 2020, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, FOR PROPOSALS 2, 3, AND 4, AND AGAINST PROPOSAL 5. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side